UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: June 30, 2009

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 35300186133

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 - 14º– Cj 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 –REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2009	12.31.2009	2	04.01.2009	06.30.2009	1	01.01.2009	03.31.2009

09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes	10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça	12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 06/30/2009	2 03/31/2009	3 06/30/2008
Paid-in Capital
1 – Common	479,910,938	479,910,938	479,910,938
2 – Preferred	0	0	0
3 – Total	479,910,938	479,910,938	479,910,938
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120–Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04/23/2009	Dividend	04/30/2009	ON	1.2629525470
02	RCA	08/10/2009	Dividend		ON	1.1912013240

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 06/30/2009	4 – 03/31/2009
1	Total assets	6,185,317	6,458,180
1.01	Current assets	1,189,615	1,079,307
1.01.01	Cash and cash equivalents	6,175	62,881
1.01.02	Credits	1,182,080	1,015,060
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	1,182,080	1,015,060
1.01.02.02.01	Dividends and interest on shareholders’ equity	1,073,012	923,048
1.01.02.02.02	Financial investments	39,645	38,904
1.01.02.02.03	Recoverable taxes	54,687	38,350
1.01.02.02.04	Deferred taxes	14,291	14,311
1.01.02.02.05	Prepaid expenses	317	289
1.01.02.02.06	Derivatives	128	158
1.01.03	Materials and supplies	0	0
1.01.04	Other	1,360	1,366
1.02	Noncurrent assets	4,995,702	5,378,873
1.02.01	Long-term assets	191,022	200,452
1.02.01.01	Other receivables	185,283	196,783
1.02.01.01.01	Financial investments	74,616	80,832
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	106,506	111,711
1.02.01.01.04	Prepaid expenses	1,364	1,445
1.02.01.01.05	Escrow deposits	10	8
1.02.01.02	Related parties	5,739	3,669
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	5,739	3,669
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	4,804,680	5,178,421
1.02.02.01	Investments	4,800,179	5,173,976
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,229,867	3,566,478
1.02.02.01.04	Permanent equity interests - goodwill	1,583,140	1,620,326
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	1	1
1.02.02.03	Intangible assets	4,500	4,444
1.02.02.04	Deferred charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 06/30/2009	4 – 03/31/2009
2	Total liabilities	6,185,317	6,458,180
2.01	Current liabilities	634,361	637,687
2.01.01	Loans and financing	0	0
2.01.02	Debentures	15,420	4,108
2.01.02.01	Interest on debentures	15,420	4,108
2.01.03	Suppliers	1,754	1,522
2.01.04	Taxes and social contributions payable	18,677	37
2.01.05	Dividends	588,977	622,845
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	9,533	9,175
2.01.08.01	Accrued liabilities	55	114
2.01.08.02	Derivatives	0	13
2.01.08.03	Other	9,478	9,048
2.02	Noncurrent liabilities	530,315	519,171
2.02.01	Long-term liabilities	530,315	519,171
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	79,542	68,609
2.02.01.03.01	Reserve for contingencies	79,542	68,609
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	773	562
2.02.01.06.01	Derivatives	752	539
2.02.01.06.02	Other	21	23
2.03	Deferred income	0	0
2.05	Shareholders’ equity	5,020,641	5,301,322
2.05.01	Capital	4,741,175	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	277,428	277,428
2.05.04.01	Legal reserves	277,428	277,428
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0

1 – Code	2 - Description	3 – 06/30/2009	4 – 03/31/2009
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserve	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustments of financial investments	0	0
2.05.05.02	Adjustments of cumulative translation	0	0
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Accumulated profit or loss	2,022	282,703
2.05.07	Advance for future capital increase	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.01	Gross operating revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating income (expense)	414,908	697,444	443,505	710,045
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(4,072)	(7,883)	(5,618)	(9,966)
3.06.03	Financial	87,805	80,196	82,953	72,253
3.06.03.01	Financial income	101,742	109,972	101,484	113,571
3.06.03.01.01	Interest on shareholders’ equity	102,134	102,134	98,340	98,340
3.06.03.01.02	Other Financial income	(392)	7,838	3,144	15,231
3.06.03.02	Financial expense	(13,937)	(29,776)	(18,531)	(41,318)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(38,282)	(75,470)	(32,416)	(65,703)
3.06.05.01	Other operating expense	(1,096)	(1,096)	(113)	(1,099)
3.06.05.02	Amortization of intangible asset of concession	(37,186)	(74,374)	(32,303)	(64,604)
3.06.06	Equity in subsidiaries	369,457	700,601	398,586	713,461
3.07	Operating income	414,908	697,444	443,505	710,045
3.08	Non operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expense	0	0	0	0

1 - Code	2 – Description	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.09	Income before taxes on income and minority interest	414,908	697,444	443,505	710,045
3.10	Income tax and social contribution	(18,581)	(18,581)	(14,819)	(14,819)
3.10.01	Social contribution	(3,698)	(3,698)	(2,813)	(2,813)
3.10.02	Income tax	(14,883)	(14,883)	(12,006)	(12,006)
3.11	Deferred income tax	(5,225)	(5,058)	(3,758)	(4,966)
3.11.01	Deferred social contribution	(1,583)	(1,653)	(1,175)	(1,563)
3.11.02	Deferred income tax	(3,642)	(3,405)	(2,583)	(3,403)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders equity	(102,134)	(102,134)	(98,340)	(98,340)
3.15	Net income	288,968	571,671	326,588	591,920
	SHARES OUTSTANDING EX- TREASURY STOCK (in units)	479,910,938	479,910,938	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.60213	1.19120	0.68052	1.23340
	LOSS PER SHARE (Reais)

04.01 – STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
4.01	Net cash from operating activities	538,639	518,756	889,542	909,373
4.01.01	Cash generated from operations	(744)	(1,331)	(3,986)	(6,810)
4.01.01.01	Net income, including income tax and social contribution	312,774	595,310	345,165	611,705
4.01.01.02	Depreciation and amortization	37,216	74,433	32,328	64,654
4.01.01.03	Reserve for contingencies	9,447	9,447	8,066	9,097
4.01.01.04	Interest and monetary restatement	8,180	18,984	9,041	21,195
4.01.01.05	Equity in subsidiaries	(369,457)	(700,601)	(398,586)	(713,461)
4.01.01.06	Loss on the noncurrent assets disposal	1,096	1,096	0	0
4.01.02	Variation on assets and liabilities	539,383	520,087	893,528	916,183
4.01.02.01	Dividend and interest on shareholders’ equity received	540,768	551,768	897,363	970,363
4.01.02.02	Recoverable taxes	(1,016)	(2,206)	(1,579)	(3,148)
4.01.02.03	Escrow deposits	(2)	(2)	0	0
4.01.02.04	Other operating assets	69	153	0	0
4.01.02.05	Suppliers	232	(56)	(626)	(9,787)
4.01.02.06	Other taxes and social contributions	59	33	60	(100)
4.01.02.07	Interest on debts - paid	1	(29,817)	(2,353)	(41,845)
4.01.02.08	Other operating liabilities	(728)	214	663	700
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	8,171	75,496	7,341	21,047
4.02.01	Increase of capital	0	60,236	0	0
4.02.02	Acquisition of property, plant and equipment	0	0	(6)	(7)
4.02.03	Financial investments	10,324	20,066	9,949	18,298
4.02.04	Acquisition of intangible assets – other	(83)	(112)	(2,602)	(2,275)

1 - Code	2 - Description	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
4.02.05	Advances for future capital increase	(90)	(100)	0	0
4.02.06	Intercompany loans with subsidiaries and associated companies	(1,980)	(4,594)	0	5,031
4.03	Net cash in financing activities	(603,516)	(603,779)	(894,147)	(940,597)
4.03.01	Loans, financing and debentures obtained	0	0	95,087	446,804
4.03.02	Payment of loans, financing and debentures	0	(239)	(273,072)	(671,209)
4.03.03	Dividend and interest on shareholders’ equity paid	(603,516)	(603,540)	(716,162)	(716,192)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(56,706)	(9,527)	2,736	(10,177)
4.05.01	Cash and cash equivalents at beginning of period	62,881	15,702	4,890	17,803
4.05.02	Cash and cash equivalents at end of period	6,175	6,175	7,626	7,626

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM APRIL 01, 2009 TO JUNE 30, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	282,703	0	5,301,322
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	282,703	0	5,301,322
5.04	Net income / Loss for the period	0	0	0	0	288,968	0	288,968
5.05	Distribution	0	0	0	0	(571,671)	0	(571,671)
5.05.01	Dividend	0	0	0	0	(571,671)	0	(571,671)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,022	0	2,022
5.13	Final balance	4,741,175	16	0	277,428	2,022	0	5,020,641

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO JUNE 30, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	571,671	0	571,671
5.05	Distribution	0	0	0	0	(571,671)	0	(571,671)
5.05.01	Dividend	0	0	0	0	(571,671)	0	(571,671)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,022	0	2,022
5.13	Final balance	4,741,175	16	0	277,428	2,022	0	5,020,641

CPFL ENERGIA S.A.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
AS OF JUNE 30, 2009 AND MARCH 31, 2009

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

	Consolidation Method	June 30, 2009		March 31, 2009

		Equity Interest - %		Equity Interest - %

Subsidiary		Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Full	99.99	-	99.99	-
Rio Grande Energia S.A. ("RGE")	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica ("CPFL Leste Paulista")	Full	96.56	-	96.56	-
Companhia Jaguari de Energia ("CPFL Jaguari")	Full	90.15	-	90.15	-
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Full	87.80	-	87.80	-
Companhia Luz e Força de Mococa ("CPFL Mococa)	Full	89.75	-	89.75	-

Energy Generation
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	100.00
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Full	-	100.00	-	100.00
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	54.03	-	54.03
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	51.00	-	51.00

Energy Commercialization and Services
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95
CPFL Planalto Ltda. ("CPFL Planalto")	Full	100.00	-	100.00	-
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Full	100.00	-	100.00	-
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Full	89.81	-	89.81	-

Holding Company
Chumpitaz Participações S.A. ("Chumpitaz")	Full	100.00	-	100.00	-
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Full	100.00	-	100.00	-
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Full	90.15	-	90.15	-

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated quarterly financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, having fully complied with all the concepts introduced by Law nº 11,638/07 and Law nº 11,941/09 (converted from Provisional Measure nº 449/08), (ii) the Accounting Manual of the Public Electric Energy Service, (iii) the regulations laid down by ANEEL, (iv) based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM), and (v) consistent with those adopted for preparing the prior year’s financial statements and interim financial statements as of March 31, 2009 and should be analyzed together with those statements.

2.1 Law nº 11,638/07 and Law nº 11,941/09 (converted from Provisional Measure nº 449/08)

Law nº 11,638 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Corporate Law (Law nº 6.404/76), relating to the preparation and disclosure of Financial Statements. On December 3, 2008, Provisional Measure nº 449 amended and added to certain aspects of that law and introduced the transition tax regime, which has been adopted by the Company and its subsidiaries. On May 27, 2009, Law nº 11,941 was created and ratified, converting the provisions of Provisional Measure nº 449/08 into law.

The quarterly financial statements for June 30, 2009 and March 31, 2009 reflect the changes proposed by the abovementioned legislation. Pursuant to “CPC 13 – Initial Adoption of Law nº 11,638/07 and Provisional Measure nº 449/08”, the Company and its subsidiaries have modified the quarterly financial statements for the period to June 30, 2008 so as to reflect the changes introduced by the legislation and to improve comparability of the information presented.

Accordingly, the effects of the changes in accounting practices and reclassifications on the income for the quarters ended June 30, 2009 and 2008 are shown below:

	Net income				Shareholders' equity

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half	June 30, 2009

Position prior to adoption of Law nº 11,638/07	289,364	569,222	328,509	601,576	5,026,385

Adjustments:
- Derivative contracts	12,275	53,783	(547)	(18,747)	(20,200)
- Financial instruments measured at fair value	(12,808)	(49,988)	(2,364)	4,138	11,639
- Lease	(79)	(104)	(5)	(32)	(160)
- Deferred taxes on adjustments above	216	(1,242)	995	4,985	2,977

Subtotal	(396)	2,449	(1,921)	(9,656)	(5,744)

Position after adoption of Law nº 11,638/07	288,968	571,671	326,588	591,920	5,020,641

Reclassifications:

Income - From "financial expenses" to "operating expenses" (Amortization of intangible asset of concession)	(37,585)	(75,172)	(38,476)	(76,955)

Income - From "nonoperating income" to "other operational expenses"	(6,799)	(11,288)	286	(6,149)

The Company and its subsidiaries have analyzed all the guidelines in force issued by the CPC, currently in effect and approved by the CVM, and are in full compliance with all the concepts established.

All the adjustments that affected the income statement are shown in the above table. Other adjustments foreseen in Law nº 11,638/07 not described above, such as for example, adjusting to present value, had no effect on the Company and its subsidiaries for the periods presented here.

2.2 Consolidation Principles

The consolidated quarterly financial statements include the balances and transactions of the Company and its direct subsidiaries (Note 1). To December 31, 2008 the financial statements of Perácio were consolidated by the Company. Since the corporate restructuring (Note 12.1), the Company holds a direct interest in the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, CPFL Serviços, CPFL Planalto, CPFL Jaguari Geração and CPFL Jaguariúna.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração, CPFL Jaguari Geração and CPFL Brasil are consolidated with those of their subsidiaries, fully (majority) controlled subsidiaries or proportionally (jointly) controlled subsidiaries.

In compliance with the conditions described above, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for each year presented. All significant intercompany balances and transactions have been eliminated.

The accounting practices of the subsidiaries are consistent with those adopted by the Company, on December 31, 2008, in accordance with initial compliance with Law nº 11,638/07 and Law nº 11,941 (converted from Provisional Measure nº 449/08).

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated

	June 30, 2009			March 31, 2009

	Current	Non current	Total	Current	Non current	Total

Assets
Consumers, Concessionaires and Licensees (note 5)
Free energy	292	51	343	298	70	368
Discounts TUSD (*) and Irrigation	14,285	3,384	17,669	25,269	1,742	27,011
Other financial components	3,089	-	3,089	4,697	-	4,697

	17,666	3,435	21,101	30,264	1,812	32,076
Deferred Costs Variations
Parcel "A"	109,259	-	109,259	178,627	-	178,627
CVA (**)	393,301	54,197	447,498	583,363	116,817	700,180

	502,560	54,197	556,757	761,990	116,817	878,807
Prepaid Expenses (note 9)
Increase in PIS and COFINS	259	-	259	259	-	259
Overcontracting	73,324	45,688	119,012	62,339	30,346	92,685
Low income consumers' subsidy - Losses	35,948	35,642	71,590	41,148	36,130	77,278
Other financial components	6,410	-	6,410	8,347	-	8,347

	115,941	81,330	197,271	112,093	66,476	178,569
Liabilities
Suppliers (note 17)
Free energy	(29,075)	-	(29,075)	(29,072)	-	(29,072)
Deferred Gains Variations
Parcel "A"	(6,475)	-	(6,475)	(11,064)	-	(11,064)
CVA	(86,520)	(65,074)	(151,594)	(178,703)	(22,485)	(201,188)

	(92,995)	(65,074)	(158,069)	(189,767)	(22,485)	(212,252)
Other Accounts Payable (note 22)
Tariff review	(54,519)	-	(54,519)	(67,222)	-	(67,222)
Discounts TUSD and Irrigation	(1,897)	(550)	(2,447)	(2,322)	(87)	(2,409)
Increase in PIS and COFINS	(123,375)	-	(123,375)	(123,762)	-	(123,762)
Overcontracting	(35,249)	-	(35,249)	(54,840)	(1,969)	(56,809)
Low income consumers' subsidy - Gains	(6,849)	-	(6,849)	(7,049)	-	(7,049)
Other financial components	(21,131)	(6,391)	(27,522)	(32,724)	(2,651)	(35,375)

	(243,020)	(6,941)	(249,961)	(287,919)	(4,707)	(292,626)

Total net	271,077	66,947	338,024	397,589	157,913	555,502

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

a) Rationing (“RTE”, “Free Energy” and Parcel “A”)

a.1) Extraordinary Tariff Adjustment (RTE)

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". This agreement introduced, as a mechanism to reimburse the energy sector for the losses incurred as a result of this program, an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers.

As the period for recovery of RTE has expired, the subsidiaries CPFL Paulista and CPFL Piratininga recorded losses of R$ 115,863 and R$ 36,227, respectively, in 2007, writing off accounts receivable and the provision for losses on RTE. The deadline for recovery of RTE by CPFL Sul Paulista ended in January 2009, resulting in a total loss of R$ 2,659, with no impact in the first quarter, as a provision had already been recorded previously.

The subsidiaries CPFL Leste Paulista, CPFL Jaguari and CPFL Mococa realized the full amount of RTE in June 2005, December 2004 and December 2006, respectively.

a.2) Electric energy from Independent Suppliers (“Free Energy”)

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentage established to each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with the ANEEL instructions.

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the assignment, by the distributor, of its quota of Itaipu to the rationing program.

As in the case of the RTE, as of June 30, 2009, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 7,781. The subsidiary CPFL Geração also recorded a loss of R$ 5,501 related to a pass-through from distributors whose terms for receipt have already ended. The amounts recorded are net of these provisions.

a.3) Parcel “A”

Corresponds to the variation in the financial amounts of non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated based on the variation in the SELIC rate.

The subsidiary CPFL Paulista started to offset Parcel “A” as from January 2008, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of Parcel “A” started to be offset from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel “A” was totally amortized in May 2008, November 2007, September 2005, March 2007 and August 2005, respectively.

For the subsidiary CPFL Piratininga, due to the need to bill for the full monthly cycle, collection was in excess of the existing balance, and this amount was submitted to ANEEL in the 2008 Tariff Adjustment process. The process of reimbursement to the consumer through the tariff started after approval by ANEEL, from October 2008, resulting, at the end of the quarter, in a liability of R$ 3,168.

b) Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff review of 2008 and 2007 for the subsidiaries, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	213,312	87,989	54,148	77,145	92,390	5,175,546	1,950,452	2,136,914

Sector Charges	21,504	12,294	4,687	8,072	10,594	540,872	191,388	257,170
Purchase of Electric Energy	85,546	46,524	21,357	26,643	37,956	2,394,482	948,665	954,779
Energy Transmission	17,281	9,767	4,945	8,139	10,140	378,791	184,654	211,926

Parcel A	124,331	68,585	30,989	42,854	58,690	3,314,145	1,324,707	1,423,875
	-	-	-	-	-	-	-	-
Gross Interest on Capital	14,894	4,880	3,658	11,696	7,745	351,310	179,713	154,530
Depreciation	10,594	2,492	1,816	4,322	4,230	252,111	97,139	81,098
Reference Company	42,555	11,794	13,419	16,581	19,602	542,368	241,662	244,232
Default	1,463	220	126	187	225	34,603	14,548	12,619

Parcel B	69,506	19,386	19,019	32,786	31,802	1,180,392	533,062	492,479

Income Required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	4,494,537	1,857,769	1,916,354
(-) Other Income	(1,291)	(291)	(411)	(569)	(860)	(27,276)	(12,171)	(13,152)

Income Required	192,546	87,680	49,597	75,071	89,632	4,467,261	1,845,598	1,903,202

Financial Components	5,013	(1,079)	1,366	777	(524)	3,336	187,320	15,767

CVA	(174)	(1,201)	836	(3,307)	(963)	(74,512)	32,364	3,918
Overcontracting	(16)	-	-	-	-	(27,534)	2,801	(3,304)
Low Income Subsidy	2,844	(176)	58	318	304	30,534	723	-
Discounts on TUSD and Irrigation Subsidy	5,247	-	357	996	19	60,717	50,984	8,342
Connection and Frontier Charges	81	166	104	2,357	-	9,666	56	5,744
"Light for All" Program	1,178	9	(39)	64	(13)	3,401	(466)	618
Provision Subsidy for Cooperatives	-	-	-	-	-	-	104,725	-
Other components	(4,147)	123	50	349	129	1,064	(3,867)	449

Financial Repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-13.69%	-5.37%	-10.94%
Financial Components	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.08%	10.15%	0.83%
Total Repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-13.61%	4.77%	-10.11%

Xe Factor	0.22%	2.10%	0.24%	1.07%	1.31%	0.83%	0.66%	0.73%

Effect perceived by consumers (*)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-17.21%	2.52%	-15.29%

Ratification Resolutions - ANEEL	610/2008	611/2008	612/2008	607/2008	605/2008	627/2008	636/08	553/2007
Tariff Review date	Feb 3, 2008	Feb 3, 2008	Feb 3, 2008	Feb 3, 2008	Feb 3, 2008	Apr 8, 2008	Apr 19, 2008	Oct 23, 2007

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

In the case of all the companies, the provisional nature of the tariff review is due to the “Reference Company” and the “Xe factor”. Additionally, the remuneration basis of the subsidiaries RGE and CPFL Santa Cruz are also on a provisional basis, while the financial component for the subsidiary CPFL Paulista is linked to overcontracting.

However, final approval was given in the subsequent tariff adjustments, except in the case of CPFL Piratininga, where in spite of the adjustment, the review is still provisional, as shown below.

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Total Repositioning	-17.05%	-3.79%	-10.41%	-3.22%	-4.73%	-14.07%	-8.11%	-11.76%
Xe Factor	0.00%	1.69%	0.00%	0.57%	0.74%	0.96%	0.00%	0.73%
Ratification Resolution - ANEEL	764/2009	763/2009	766/2009	761/2009	762/2009	786/2009	801/2009	716/2008

Due to the adjustment of the tariff review for the subsidiaries CPFL Paulista and RGE, the amounts of R$ 11,979 and R$ 22,428, respectively, were recorded in the first quarter in relation to the reimbursement to be made to the consumers in the next tariff period.

b.2) Tariff Adjustment

ANEEL established the annual tariff adjustment of 2009 and 2008 for subsidiaries, as follows:

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	192,302	77,004	47,999	73,724	87,327	4,640,667	1,902,839	2,029,124

Sector Charges	23,419	13,993	5,932	9,573	13,090	690,911	222,227	304,080
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637	2,793,363	1,089,099	1,083,246
Transmission of Energy	19,238	9,647	5,594	8,727	11,092	425,052	201,789	237,569

Parcel A	139,878	64,853	34,967	47,713	66,819	3,909,326	1,513,115	1,624,895
Parcel B	72,974	20,626	18,083	33,810	30,810	1,361,615	588,468	625,758

Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629	5,270,941	2,101,583	2,250,653

Financial Components	28,530	300	351	1,924	(149)	402,812	178,722	126,610

CVA	5,310	1,735	1,305	(1,709)	1,306	232,828	113,340	56,400
Overcontracting	9	-	-	-	-	28,125	(1,949)	(11,439)
Advances	25,375	126	422	1,527	399	117,093	138,013	33,069
Low-Income Subsidy	-	-	-	-	-	33,047	1,519	-
TUSD and Irrigation discount	(771)		22	852	43	6,122	1,625	14,834
Connection and Fronteir Charges	(81)	(199)	(76)	2,358	(119)	3,932	(2,073)	42,248
Recalculation of 2008 Tariff Review	(3,546)	(1,058)	(1,089)	(780)	(1,694)	(11,979)	(50,899)	-
Parcel"A" liability to be offset	-	-	-	-	-	-	-	(9,847)
Subsidy for cooperatives	-	-	-	-	-	-	(16,178)	-
CCEAR exposure	(56)	-	-	-	-	(5,534)		-
Other	2,290	(304)	(233)	(324)	(84)	(822)	(4,676)	1,345

Adjustment Economy Tariff	10.69%	11.01%	10.52%	10.58%	11.80%	13.58%	10.44%	10.92%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.15%	7.64%	8.50%	5.62%
Total tariff adjustment	24.09%	11.36%	11.18%	12.94%	11.64%	21.22%	18.95%	16.54%

X Factor	1.05%	2.81%	1.14%	1.44%	1.43%	1.19%	0.18%	0.73%

Ratification Resolution -ANEEL	11.85%	9.40%	5.59%	10.61%	10.23%	21.56%	3.43%	15.03%

Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	795/2009	810/2009	717/2008
Tariff Adjustment date	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Apr 8, 2009	Apr 19, 2009	Oct 23, 2008

On account of the process of approval of the financial components in the tariff adjustments of the subsidiaries CPFL Paulista and RGE, the following negative adjustments were recorded in the first quarter:

CPFL Paulista: the record of a CVA liability of R$ 24,118 due to recalculation of the K factor (the lower of regulatory and actual losses), reversal of R$ 14,263 in relation to an asset of overcontracting of energy, and the record of other regulatory liabilities of R$ 9,133, mainly in respect of the CCEAR exposure and discounts for TUSD and Irrigation.

RGE: liabilities in relation to the subsidy of R$ 5,156 to cooperatives and TUSD Generation of R$ 5,495.

c) Financial components

c.1) Tariff review

The difference between the provisional and the final tariff reviews generated a liability to be returned to consumers, which was treated as a financial component in the subsequent tariff adjustment, as mentioned in item 3b.1.

c.2) Discounts TUSD and Irrigation

The subsidiaries record regulatory assets for the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

As from the 2008 tariff review, ANEEL established tariff advances in relation to the forecast of these discounts for the next tariff period. The difference between the forecast and the amount actually realized is offset in the next tariff adjustment.

c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	Consolidated

	June 30, 2009						March 31, 2009

	Ratified			Not Ratified		Total	Ratified			Not Ratified		Total

	2009	2008	2007	2009	2008		2009	2008	2007	2009	2008

Itaipu pass-through	(70,279)	13,811	5,658	(10,044)	(2,340)	(63,194)	(85,286)	(19,707)	10,175	26,732	10,299	(57,787)
Electric Energy Costs	123,795	(23,516)	(6,997)	(22,377)	33,726	104,631	130,876	14,747	(12,582)	34,181	27,366	194,588
Proinfa	13,125	2,209	(585)	(1,435)	12,421	25,735	11,515	4,123	(1,053)	2,545	6,118	23,248
CCC	45,551	5,406	3,934	(25,177)	4,168	33,882	42,683	9,184	7,073	5,130	15,066	79,136
Transmission from Itaipu	3,039	274	53	1,176	499	5,041	2,729	374	96	1,916	487	5,602
Basic Network	15,424	3,615	-	9,410	12,431	40,880	11,383	6,613	1	16,259	12,418	46,674
ESS	123,746	11,579	148	(11,004)	3,568	128,037	115,229	18,566	265	47,703	9,203	190,966
CDE	5,165	222	(583)	8,183	7,905	20,892	3,987	647	(1,048)	8,982	3,997	16,565

	259,566	13,600	1,628	(51,268)	72,378	295,904	233,116	34,547	2,927	143,448	84,954	498,992

c.4) Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated in accordance with the current legislation, and those incorporated in the tariff.

The amounts approved in 2007 and 2006 were recorded as assets and amortized until April 2008.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account “Other Accounts Payable” (note 22).

c.5) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

In the 2008 Tariff Review process, ANEEL 2008 revised the methodology and the overcontracting amounts of the subsidiary CPFL Paulista, to include the seasonal processes and modulation of energy required. In order to maintain the consistency of the information, the subsidiaries CPFL Paulista and CPFL Piratininga also revised their procedures, including the contracts with the subsidiary CPFL Brasil, and made the appropriate provisional adjustments to the accounts.

Consequently, in the first quarter of 2008, the subsidiaries CPFL Paulista and CPFL Piratininga recorded increases in “Revenue - Electric Energy Supplied” and “Costs - Cost of Electric Energy” totaling R$ 22,694 and R$ 137,169, respectively.

Additionally, the subsidiary CPFL Brasil recorded a provision for accounts payable of R$ 71,879, set against reversal of revenue from energy supplied of R$ 66,438 and financial expense of R$ 5,441.

For the Tariff Adjustment of the subsidiary CPFL Paulista, in 2009, ANEEL applied the revised methodology for flat-rate modulation to the financial years of 2005 and 2006, resulting in a positive effect on Cost of Electric Energy at CPFL Brasil of R$ 4,688, in line with the procedure adopted in 2008.

c.6) Low Income Consumers’ Subsidy

Law nº 10,438, of April 26, 2002 and Decree nº 4.336, of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential subcategory. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with average monthly consumption in the last 12 months of less than 80kWh, and consumer units with average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

Since the subsidies granted to consumers should be recovered, as from the 2008 tariff review of the distribution subsidiaries, with the exception of CPFL Piratininga, it was decided that part of this subsidy would be reimbursed through the tariff in the ambit of the concessionaire itself (in accordance with the DNAEE Administrative Ruling) and the remaining part (in accordance with Law nº 10,438/02) through the receipt of CDE funds. However, since reimbursement with CDE funds is not possible, due to the lack of resources for this purpose, the receivables were taken into account as a financial component in the 2009 tariff adjustment of the subsidiary CPFL Paulista, and in the case of the other subsidiaries will be reimbursed in the next tariff review. In the case of the subsidiary CPFL Piratininga, it was decided that the full amount of the subsidy will be reimbursed through the tariff in the ambit of the concessionaire itself.

As from the 2009 and 2008 tariff adjustments, ANEEL introduced a new system granting tariff adjustments to cover in full subsidies granted to the consumers. Accordingly, the difference between the subsidy actually made and the advance received will be calculated monthly for purposes of inclusion in the next tariff adjustment.

c.7) Other financial components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and consultancy (measures to be taken and remuneration basis).

Changes in regulatory assets and liabilities during the second quarter of 2009:

	Consolidated

		Operating reveue (Note 24)		Cost of electric energy (Note 25)		Deductions from operating revenue					Financial income (expense) (Note 27)
	March 31, 2009							Operating expense		Cash			June 30, 2009

		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Amort.	Prov.for losses		Deferral	Remuner.

Free energy	(28,704)	-	-	-	-	-	-	-		(37)	-	(6)	(28,732)
Parcel "A"	167,563	-	790	-	(56,521)	-	(13,771)	130	-	-	-	4,593	102,784
Tariff review	(67,222)	(2,510)	15,213	-	-	-	-	-	-	-	-	-	(54,519)
Discounts TUSD and Irrigation	24,602	(2,614)	(6,749)	-	-	-	-	-	-	-	-	(17)	15,222
CVA	498,992	-	-	(79,364)	(62,789)	(24,392)	(18,267)	-	-	-	(25,515)	7,239	295,904
Increase in PIS and COFINS	(123,503)	-	-	-	-	-	-	-	-	-	-	387	(123,116)
Overcontracting	35,876	-	-	51,055	(3,403)	-	-	-	-	-	-	235	83,763
Low Income Consumers’ Subsidy	70,229	11,552	(8,617)	-	-	-	-	-	-	(8,405)	-	(18)	64,741
Other financial components	(22,331)	30,411	(28,806)	-	1,579	5,490	(4,646)	229	-	116	-	(65)	(18,023)

Total net	555,502	36,839	(28,169)	(28,309)	(121,134)	(18,902)	(36,684)	359	15	(8,326)	(25,515)	12,348	338,024

(4) CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2009	2009	2009	2009

Bank deposits	505	2,871	384,102	264,461
Short-term financial investments	5,670	60,010	346,954	604,429

Total	6,175	62,881	731,056	868,890

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(5)CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown as of June 30, 2009 and March 31, 2009:

	Consolidated

		Past due		Total

	Balances Coming due	Up to 90 days	More than 90 days	June 30, 2009	March 31, 2009

Current
Consumer Classes
Residential	284,235	184,043	22,738	491,016	480,835
Industrial	195,176	63,145	41,578	299,899	271,492
Commercial	108,515	49,012	21,636	179,163	185,500
Rural	24,913	6,144	1,246	32,303	34,489
Public Administration	29,924	4,183	2,951	37,058	35,488
Public Lighting	53,054	3,489	37,342	93,885	91,104
Public Service	27,802	4,021	3,189	35,012	33,685

Billed	723,619	314,037	130,680	1,168,336	1,132,593
Unbilled	380,869	-	-	380,869	382,856
Financing of Consumers' Debts	42,837	4,008	13,518	60,363	36,098
Regulatory assets (Note 3)	17,666	-	-	17,666	30,264
CCEE Transactions	31,556	-	-	31,556	18,825
Concessionaires and Licensees	189,288	-	4	189,292	187,003
Other	27,017	-	-	27,017	28,070

Total	1,412,852	318,045	144,202	1,875,099	1,815,709

Noncurrent
Financing of Consumers' Debts	134,810	-	-	134,810	160,407
Regulatory assets (Note 3)	3,435	-	-	3,435	1,812
CCEE Transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	48,156	-	-	48,156	58,067

Total	227,702	-	-	227,702	261,587

(6) FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of June 30, 2009, the current assets balance of the parent company is R$ 39,645 (R$ 38,904 as of March 31, 2009), and the noncurrent assets balance is R$ 74,616 (R$ 80,832 as of March 31, 2009). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2009	2009	2009	2009

Current
Social Contribution Prepayments - CSLL	-	-	7,768	4,022
Income Tax Prepayments - IRPJ	-	-	22,101	7,693
Social Contribution and Income Tax	38,647	37,720	67,354	71,073
Withholding Income Tax - IRRF	287	134	32,023	28,619
ICMS (State VAT)	-	-	45,769	44,777
PIS (Tax on Revenue)	-	-	3,290	3,302
COFINS (Tax on Revenue)	9	9	10,998	10,217
INSS (Social Security)	1	-	634	758
Withholding Income Tax on Interest on Net Equity	15,743	423	15,743	423
Other	-	64	6,170	5,485

Total	54,687	38,350	211,850	176,369

Noncurrent
Social Contribution Tax - CSLL	-	-	27,096	26,711
Income Tax - IRPJ	-	-	984	926
PIS (Tax on Revenue)	2,787	2,787	2,787	2,787
ICMS (State VAT)	-	-	65,801	66,892
Other	-	-	4,857	4,419

Total	2,787	2,787	101,525	101,735

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of March 31, 2009	(71,281)
Additional Allowance Recorded	(23,888)
Recovery of Revenue	11,967
Write-off of Accounts Receivable	6,282

Balance as of June 30, 2009	(76,920)

(9) PREPAID EXPENSES

	Consolidated

	Current		Noncurrent

	June 30,	March 31,	June 30,	March 31,
	2009	2009	2009	2009

Regulatory assets - (Note 3)	115,941	112,093	81,330	66,476
Other	23,031	22,237	8,623	9,212

Total	138,972	134,330	89,953	75,688

(10) DEFERRED TAXES

10.1 - Composition of the tax credits:

	Parent Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2009	2009	2009	2009

Social Contribution Credit on:
Tax Loss Carryforwards	22,538	24,123	34,519	36,849
Tax Benefit on Merged Goodwill	-	-	200,893	205,361
Temporarily Nondeductible Differences	70	67	77,638	82,259

Subtotal	22,608	24,190	313,050	324,469

Income Tax Credit on:
Tax Loss Carryforwards	78,110	84,493	80,443	88,731
Tax Benefit of Merged Goodwill	-	-	672,022	687,542
Temporarily Nondeductible Differences	20,079	17,339	233,735	244,716

Subtotal	98,189	101,832	986,200	1,020,989

Credits of PIS and COFINS on:
Temporarily Nondeductible Differences	-	-	12,480	12,763

Total	120,797	126,022	1,311,730	1,358,221

Current	14,291	14,311	210,164	213,378
Noncurrent	106,506	111,711	1,101,566	1,144,843

Total	120,797	126,022	1,311,730	1,358,221

The projections of future income, which guide and support the constitution of the deferred tax credits of the Company and its subsidiaries, were approved by the Board of Directors and examined by the Fiscal Council and are annually reviewed. For the quarter ended June 30, 2009, Management does not anticipate significant changes in the projections disclosed in the December 31, 2008 financial statements.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

	Consolidated

	June 30, 2009		March 31, 2009

	CSLL	IRPJ	CSLL	IRPJ

CPFL Paulista	108,654	301,814	111,112	308,645
CPFL Piratininga	24,246	83,195	24,765	84,978
RGE	45,912	189,606	46,679	192,775
CPFL Santa Cruz	6,494	20,420	6,810	21,413
CPFL Leste Paulista	3,783	10,508	3,936	10,983
CPFL Sul Paulista	5,497	15,269	5,730	15,938
CPFL Jaguari	3,299	9,163	3,434	9,540
CPFL Mococa	2,165	6,014	2,262	6,294
CPFL Geração	-	34,594	-	35,201
CPFL Serviços	843	1,439	633	1,775

Total	200,893	672,022	205,361	687,542

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated

	June 30, 2009			March 31, 2009

	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS

Reserve for Contingencies	11,290	49,723	-	11,454	47,448	-
Pension Plan Expenses	4,457	13,378	-	4,632	13,864	-
Allowance for Doubtful Accounts	6,273	17,421	-	5,765	16,011	-
Research and Development and Energy Efficiency
Programs	16,927	47,011	-	16,351	45,413	-
Profit Sharing	1,214	4,118	-	2,274	7,066	-
Differences in Depreciation Rates - RGE	10,466	29,072	-	10,654	29,596	-
Regulatory liability - Increase in PIS and COFINS	10,874	30,204	-	10,908	30,301	-
Provision for overcontracting (Note 3 c.5)	11,803	32,784	12,347	12,205	33,901	12,660
Tariff Review - Remuneration basis	-	-	-	4,837	13,437	-
Effects of Law nº 11,638/07 (Note 2)	870	2,418	133	833	2,315	103
Other	3,464	7,606	-	2,346	5,364	-

Total	77,638	233,735	12,480	82,259	244,716	12,763

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the income statements for the quarters and six-month period ended June 30, 2009 and 2008:

	Parent Company

		CSLL

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half

Income before taxes	414,908	697,444	443,505	710,045
Adjustments to Reflect Effective Rate:
- Equity on subsidiaries	(369,457)	(700,601)	(398,586)	(713,461)
- Intangible asset (goodwill) amortization	30,330	60,660	25,534	51,100
- Other Permanent Additions. net	1,492	1,947	331	935

Calculation base	77,273	59,450	70,784	48,619
Statutory Tax Rate	9%	9%	9%	9%

Tax Credit Result	(6,955)	(5,351)	(6,371)	(4,376)
- Tax Credit Allocated	1,674	-	2,383	-

Total	(5,281)	(5,351)	(3,988)	(4,376)

	Parent Company

		IRPJ

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half

Income before taxes	414,908	697,444	443,505	710,045
Adjustments to Reflect Effective Rate:
- Equity on subsidiaries	(369,457)	(700,601)	(398,586)	(713,461)
- Intangible asset (goodwill) amortization	37,186	74,374	32,303	64,604
- Other Permanent Additions. net	1,444	1,933	448	448

Calculation base	84,081	73,150	77,670	61,636
Statutory Tax Rate	25%	25%	25%	25%

Tax Credit Result	(21,020)	(18,288)	(19,418)	(15,409)
- Tax Credit Allocated	2,495	-	4,829	-

Total	(18,525)	(18,288)	(14,589)	(15,409)

	Consolidated

		CSLL

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half

Income before taxes	455,058	908,776	496,387	929,071
Adjustments to Reflect Effective Rate:
- Intangible asset (goodwill) amortization	30,330	60,660	27,049	54,128
- CMC Realization	3,536	7,079	4,613	8,462
- Effect of Presumed Profit System	(10,543)	(19,815)	(10,683)	(22,340)
- Other Permanent Additions (Exclusions). net	6,518	10,053	(4,254)	(18,765)

Calculation base	484,899	966,753	513,112	950,556
Statutory Tax Rate	9%	9%	9%	9%

Tax Debit Result	(43,641)	(87,008)	(46,180)	(85,550)
- Tax Credit Allocated / (Not Allocated)	756	(1,052)	1,992	(772)

Total	(42,885)	(88,060)	(44,188)	(86,322)

	Consolidated

		IRPJ

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half

Income before taxes	455,058	908,776	496,387	929,071
Adjustments to Reflect Effective Rate:
- Intangible asset (goodwill) amortization	37,585	75,171	38,476	76,955
- Effect of Presumed Profit System	(12,342)	(22,369)	(12,630)	(26,143)
- Other Permanent Additions (Exclusions). net	4,078	7,288	(13,574)	3,807

Calculation base	484,379	968,866	508,659	983,690
Statutory Tax Rate	25%	25%	25%	25%

Tax Debit Result	(121,095)	(242,217)	(127,165)	(245,923)
- Tax Credit Allocated / (Not Allocated)	180	(2,452)	4,799	(33)

Total	(120,915)	(244,669)	(122,366)	(245,956)

(11) OTHER CREDITS

	Consolidated

	Current		Noncurrent

		March 31,	June 30,	March 31,
	June 30, 2009	2009	2009	2009

Receivables from CESP	20,010	23,735	-	-
Receivables from BAESA's shareholders	14,840	14,519	22,260	25,408
Advances - Fundação CESP	6,762	6,527	-	-
Pledges. Funds and Tied Deposits	872	12,618	24,902	47,026
Fund Tied to Foreign Currency Loans	-	-	25,072	29,743
Orders in Progress	7,147	13,872	34	43
Services Rendered to Third Parties	39,942	33,939	-	-
Reimbursement RGR	6,666	6,749	765	766
Advance Energy Purchase Agreements	7,459	3,360	61,438	53,330
Other	15,936	20,881	24,360	13,986

Total	119,634	136,200	158,831	170,302

(12) INVESTMENTS

	Parent Company		Consolidated

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Permanent Equity Interests:
At equity method	3,229,867	3,566,478	-	-
At cost method	-	-	117,535	117,460
Negative goodwill	(12,828)	(12,828)	(12,828)	(12,828)
Goodwill	1,583,140	1,620,326	-	-

Total	4,800,179	5,173,976	104,707	104,632

12.1 - Permanent Equity Interests:

The main information on the investments in direct permanent equity interests is as follows:

					2nd quarter			2nd quarter	2nd quarter
			June 30, 2009		2009	June 30, 2009	March 31, 2009	2009	2008

Investment	Number of (thousand) Shares held	Interest - %	Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries

CPFL Paulista	72,650	100%	72,650	497,388	102,343	497,388	582,667	102,343	127,407
CPFL Piratininga	53,031,259	100%	62,735	230,538	73,900	230,538	296,548	73,900	61,234
RGE	807,168	100%	851,861	1,101,594	33,647	1,101,594	1,145,613	33,796	61,903
CPFL Santa Cruz	371,772	99.99%	45,330	80,136	4,810	80,128	85,875	4,809	12,218
CPFL Leste Paulista	895,373	96.56%	12,217	40,329	3,396	39,630	41,560	3,271	-
CPFL Jaguari	211,844	90.15%	5,716	31,169	1,313	29,848	31,270	1,183	-
CPFL Sul Paulista	445,317	87.80%	10,000	42,132	3,744	40,288	43,035	3,288	-
CPFL Mococa	116,989	89.75%	9,850	28,893	2,098	27,031	28,490	1,883	-
CPFL Geração	205,487,716	100%	1,039,618	1,140,074	95,307	1,140,074	1,210,100	95,307	74,794
CPFL Brasil	2,999	100%	2,999	3,598	54,411	3,598	50,130	54,411	47,846
CPFL Atende (*)	1	100%	1	(1,922)	(653)	(1,922)	(1,269)	(653)	-
CPFL Planalto (*)	630	100%	630	630	1,627	630	2,382	1,627	-
CPFL Serviços	1,443,141	89.81%	5,800	1,926	(8,534)	1,986	9,651	(7,665)	-
CPFL Jaguariuna	189,620	100%	2,481	2,189	(61)	2,189	2,250	(61)	-
CPFL Jaguari Geração	40,072	90.15%	40,108	40,899	2,238	36,867	38,176	2,018	-
Perácio	-	-	-	-	-	-	-	-	13,184

Total						3,229,867	3,566,478	369,457	398,586

The changes in the balance of equity interests are as follows:

Subsidiaries	March 31, 2009	Equity	Interim dividend	Interest on net equity	June 30, 2009

CPFL Paulista	582,667	102,343	(172,080)	(15,542)	497,388
CPFL Piratininga	296,548	73,900	(132,706)	(7,204)	230,538
RGE	1,145,613	33,796	(41,000)	(36,815)	1,101,594
CPFL Santa Cruz	85,875	4,809	(8,052)	(2,504)	80,128
CPFL Leste Paulista	41,560	3,271	(3,583)	(1,618)	39,630
CPFL Jaguari	31,270	1,183	(1,681)	(924)	29,848
CPFL Sul Paulista	43,035	3,288	(4,813)	(1,222)	40,288
CPFL Mococa	28,490	1,883	(2,658)	(684)	27,031
CPFL Geração	1,210,100	95,307	(129,708)	(35,625)	1,140,074
CPFL Brasil	50,130	54,411	(100,943)	-	3,598
CPFL Atende	(1,269)	(653)	-	-	(1,922)
CPFL Planalto	2,382	1,627	(3,379)	-	630
CPFL Serviços	9,651	(7,665)	-	-	1,986
CPFL Jaguariuna	2,250	(61)	-	-	2,189
CPFL Jaguari Geração	38,176	2,018	(3,327)	-	36,867

	3,566,478	369,457	(603,930)	(102,138)	3,229,867

a) Corporate Restructuring: Perácio, CPFL Jaguariúna and subsidiaries

On December 30, 2008, in Authorization Resolution nº 1,737, ANEEL approved a corporate restructuring involving Perácio, CPFL Jaguariúna and its subsidiaries. The operation was put into effect in the last quarter, and consisted of:

•   Increase in the capital of Perácio:

An Extraordinary General Meeting (EGM) held on January 29, 2009 approved an increase of R$ 413,543 in the capital of Perácio by the Company, by capitalization of AFAC amounting to R$ 409,310 and other accounts receivable of R$ 4,233.

•   Merger of Perácio by CPFL Jaguariúna:

An EGM held on February 18, 2009 approved the merger of Perácio by CPFL Jaguariúna. The merged company was consequently terminated and CPFL Jaguariúna succeeded to all its assets, rights and obligations.

•   Partial spin-off of CPFL Jaguariúna:

An EGM held on March 25, 2009 approved the partial spin-off and reduction of capital of CPFL Jaguariúna.

In the spin-off, the goodwill, the related provision and the tax benefit on the merged goodwill (Perácio), recorded according to the CVM Instruction nº 319/99 e nº 349/01, amounting net to R$ 40,824, were merged into the CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa and CPFL Serviços. Additionally, the capital of CPFL Jaguariúna was reduced by R$ 290,248, consisting of transfer to CPFL Energia of the investment in the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa, CPFL Jaguari, CPFL Planalto, CPFL Serviços and CPFL Jaguari Geração, totaling R$ 201,339; of dividend receivable of R$ 66,776; cash of R$ 2,000; liabilities of R$ 23,917; and net goodwill balance of R$ 44,050 (reassessed goodwill of R$ 41,614 and R$ 2,436 related to the goodwill on acquisition of non-controlling shareholders).

The goodwill on acquisition of minority interests, after having being merged and applying CVM n° 319/99 and n° 349/01, generated a tax credit of R$ 808 in the subsidiaries and adjusted goodwill of R$ 1,628 for the Company.

After completion of the corporate restructuring, the Company holds direct control of these subsidiaries.

b) Capital Reduction:

The EGM of March 25, 2009 also approved a reduction of capital of the subsidiaries CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari. The objective of this reduction, which resulted in a financial reimbursement of R$ 58,236 to the Company, was to adjust the capital structure. This operation did not result in cancellation of shares.

c) Restructuring of Foz do Chapecó

On May 12, 2009, in Authorization Resolution nº 1913, ANEEL approved the corporate restructuring of the indirect subsidiary Foz do Chapecó, which consists of the transfer of all the shares in Foz do Chapecó currently held by the subsidiary CPFL Geração and by Companhia Estadual de Energia Elétrica (“CEEE-GT”) to Chapecoense Geração S.A. (“Chapecoense”). Chapecoense will then be owned by shareholders CPFL Geração, with 51%, CEEE-GT with 9% and Furnas with 40%, and will in turn hold 100% of the share capital of Foz do Chapecó. The timeframe for implementing this restructuring was set at 90 (ninety) days, counted as from the date of publication of the respective Authorization Resolution, which occurred on June 03, 2009. The restructuring does not alter the shareholders’ interests in the enterprise.

12.2 – Interest on Shareholders’ Equity and Dividends:

	Parent Company

	Dividend		Interest on net equity		Total

Subsidiaries	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

CPFL Paulista	276,080	276,441	13,211	13,213	289,291	289,654
CPFL Piratininga	162,706	121,795	6,123	6,127	168,829	127,922
RGE	41,001	27,803	31,294	31,307	72,295	59,110
CPFL Santa Cruz	8,051	16,925	2,128	2,411	10,179	19,336
CPFL Geração	276,087	176,379	90,235	59,953	366,322	236,332
CPFL Brasil	130,943	123,918	-	-	130,943	123,918
CPFL Leste Paulista	6,582	11,875	1,375	-	7,957	11,875
CPFL Sul Paulista	9,802	13,505	1,036	-	10,838	13,505
CPFL Jaguari	1,681	8,155	785	-	2,466	8,155
CPFL Mococa	2,658	6,579	580	-	3,238	6,579
CPFL Serviços	3,648	3,648	-	-	3,648	3,648
CPFL Planalto	3,379	18,188	-	-	3,379	18,188
CPFL Jaguari Geração	3,627	4,826	-	-	3,627	4,826

Total	926,245	810,037	146,767	113,011	1,073,012	923,048

In the second quarter of 2009, the Company received R$ 540,768 in relation to dividends declared in prior periods.

12.3 – Investment at cost

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.’s 5.91% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,931 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) which assign the right to 10% of net income before profit sharing, these effects, totaling R$ 72,905, were registered in the liabilities of the consolidated financial statements under Non-Controlling Shareholders Interest.

12.4 – Goodwill

With regard to the type of goodwill recorded in the parent company, see Note 14.

(13) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

		June 30, 2009		March 31, 2009

	Historical Cost	Accumulated Depreciation	Net Value	Net Value

In Service
- Distribution	8,114,050	(4,161,925)	3,952,125	3,895,707
- Generation	2,128,570	(220,770)	1,907,800	1,917,078
- Commercialization	188,471	(81,249)	107,222	106,580
- Administration	141,446	(86,527)	54,919	56,055
- Leased assets	941,497	(252,656)	688,841	693,523

	11,514,034	(4,803,127)	6,710,907	6,668,943
In Progress
- Distribution	280,199	-	280,199	272,246
- Generation	931,604	-	931,604	809,314
- Commercialization	24,834	-	24,834	18,266
- Administration	20,608	-	20,608	21,808

	1,257,245	-	1,257,245	1,121,634

Subtotal	12,771,279	(4,803,127)	7,968,152	7,790,577

Special Obligations linked to the
Concession			(1,025,312)	(1,016,078)

Total			6,942,840	6,774,499

The average depreciation rate of the assets, considering the estimated use ful life of assets as defined by the regulatory agency, is 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

In compliance with IBRACON Technical Communication nº 02/09 of February 20, 2009 and in accordance with the provisions of Law nº 8,987 of February 13, 1995 and Decree nº 2,003 of September 10, 1996, the Management of the indirect subsidiaries BAESA and CERAN, together with their legal advisors, understand that, under the terms of the legislation in force and the concession contract, all the assets and installations tied to the hydroelectric power plants that have not yet been amortized will be indemnified at the end of said contract. In addition, aiming to eliminate any doubts about this, the indirect subsidiary BAESA sent a letter to ANEEL on May 28, 2009 requesting the regulatory agency’s official position on the matter.

The legal advisors of the indirect subsidiary ENERCAN also analyzed its concession contract under the terms of the legislation and considered that there is a risk that ANEEL could understand that only the residual values of the non-amortized assets relating to investments made after the last generator unit came into operation are to be indemnified, although the same advisors also presented consistent arguments for the possibility of the indirect subsidiary ENERCAN obtaining this indemnification. Aiming to resolve these doubts, from a regulatory standpoint, the indirect subsidiary ENERCAN sent a letter to ANEEL on 01 June, 2009 requesting its position on the matter.

(14) INTANGIBLE ASSETS

	Parent Company		Consolidated

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Intangible concession asset	-	-	2,247,274	2,293,998
Other intangible assets	4,500	4,444	330,487	319,412

Total	4,500	4,444	2,577,761	2,613,410

The Other Intangible Assets balance comprises mainly software with a defined useful life, amortized at 20% p.a., and easement rights, with an indefinite useful life, recovery of which is analysed in accordance with CPC 01 “Impairment of Assets”.

Breakdown of the Intangible Concession Asset

	Consolidated

	June 30, 2009			March 31, 2009	2009

	Historical Cost	Accumulated Amortization	Net Value	Net Value	Annual amortization

					rate

INTANGIBLE ASSET OF CONCESSION
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(70,231)	234,630	239,976	6.38%
CPFL Piratininga	39,065	(8,746)	30,319	30,969	6.65%
CPFL Geração	54,555	(13,030)	41,525	42,337	5.99%
RGE	3,150	(288)	2,862	2,910	6.14%

	401,631	(92,295)	309,336	316,192
Subsidiaries
ENERCAN	10,233	(1,260)	8,973	9,146	5.78%
Barra Grande	3,081	(739)	2,342	2,387	5.85%
Foz do Chapecó	7,319	-	7,319	7,319	-
Other	14,478	(10,147)	4,331	4,512	6.06%

	35,111	(12,146)	22,965	23,364

Subtotal	436,742	(104,441)	332,301	339,556
Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(710,442)	409,824	414,903	4.03%
CPFL Geração	426,450	(195,105)	231,345	235,405	6.03%

Subtotal	1,546,716	(905,547)	641,169	650,308
Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(317,577)	756,449	773,569	6.23%
CPFL Piratininga	115,762	(25,916)	89,846	91,771	6.65%
RGE	310,128	(38,091)	272,037	276,636	5.96%
CPFL Santa Cruz	61,685	(16,443)	45,242	47,442	14.26%
CPFL Leste Paulista	27,034	(2,171)	24,863	25,949	15.08% and 16.91%
CPFL Sul Paulista	38,168	(3,039)	35,129	36,649	15.08% and 16.34%
CPFL Jaguari	23,600	(1,791)	21,809	22,806	15.26% and 16.0%
CPFL Mococa	15,124	(1,268)	13,856	14,490	15.42% and 17.43%
CPFL Jaguari Geração	15,275	(702)	14,573	14,822	9.19%

	1,680,802	(406,998)	1,273,804	1,304,134

Total	3,664,260	(1,416,986)	2,247,274	2,293,998

Until December 31, 2007, goodwill on the acquisition or increase in equity interest was recorded under Investments (“Goodwill”) and Property, plant and equipment (“Other assets not tied to the concession”). Since the enactment of Law nº 11,638/07 and the publication of CPC 04 “Intangible Assets”, in 2008, these amounts are defined and classified as intangible assets.

•Intangible assets – Concession

The difference between the amount paid and the equity of acquired companies on the acquisition dates. Correspond to the parent company’s future benefit of the right to exploit the concession and are classified as intangible assets with a fixed useful life, amortized in proportion to the concessionaires’ projected net income curves for the remaining term of the concession contract. The intangible concession assets are as follows:

- Intangible assets acquired, not merged

In the parent company, refer mainly to goodwill on the acquisition of the remaining shares held by the minority shareholders of CPFL Geração in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007.

- Intangible assets acquired and merged – Deductible

Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions 319/99 and 349/01, that is, without segregation of the amount corresponding to the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax purposes.

The changes in the balance of corporate interests are as follows:

	Consolidado

	March 31. 2009	Addition	Amortization	June 30. 2009

Intangible asset acquired. not merged
Historical cost	436,742	-	-	436,742
Accumulated Amortization	(97,186)	-	(7,255)	(104,441)

	339,556	-	(7,255)	332,301
Intangible asset acquired and merged – Deductible
Historical cost	1,546,716	-	-	1,546,716
Accumulated Amortization	(896,408)	-	(9,139)	(905,547)

	650,308	-	(9,139)	641,169
Intangible asset acquired and merged – Reassessed
Historical cost	1,680,802	-	-	1,680,802
Accumulated Amortization	(376,668)	-	(30,330)	(406,998)

	1,304,134	-	(30,330)	1,273,804

Subtotal	2,293,998	-	(46,724)	2,247,274

Other intangible assets	319,412	21,250	(10,175)	330,487

Total	2,613,410	21,250	(56,899)	2,577,761

(15) INTEREST, LOANS AND FINANCING

	Consolidated

	June 30, 2009				March 31, 2009

		Principal				Principal

	Interest Current and Noncurrent	Current	Noncurrent	Total	Interest Current and Noncurrent	Current	Noncurrent	Total

At cost
LOCAL CURRENCY
BNDES - Power Increases (PCH's)	100	9,007	16,896	26,003	110	9,687	18,778	28,575
BNDES - Investment	9,397	280,959	2,155,785	2,446,141	8,335	259,981	2,072,916	2,341,232
BNDES - Purchase of assets	48	346	5,993	6,387	31	273	3,444	3,748
Furnas Centrais Elétricas S.A.	-	84,798	-	84,798	-	92,809	15,468	108,277
Financial Institutions	17,670	528,313	177,662	723,645	5,167	197,455	186,839	389,461
Other	541	25,857	34,629	61,027	522	27,297	36,768	64,587

Subtotal	27,756	929,280	2,390,965	3,348,001	14,165	587,502	2,334,213	2,935,880

FOREIGN CURRENCY

IDB	356	3,922	59,677	63,955	423	4,552	71,997	76,972
Financial Institutions	769	4,393	54,319	59,481	1,866	5,943	67,046	74,855

Subtotal	1,125	8,315	113,996	123,436	2,289	10,495	139,043	151,827

Total at cost	28,881	937,595	2,504,961	3,471,437	16,454	597,997	2,473,256	3,087,707

At Fair Value
FOREIGN CURRENCY
Financial Institutions	66,471	128,209	1,007,877	1,202,557	63,959	39,337	1,258,434	1,361,730

Total	66,471	128,209	1,007,877	1,202,557	63,959	39,337	1,258,434	1,361,730

Total	95,352	1,065,804	3,512,838	4,673,994	80,413	637,334	3,731,690	4,449,437

	Consolidated

At cost	June 30, 2009	March 31, 2009	Remuneration	Amortization	Collateral

Local currency
BNDES - Power Increases
CPFL Geração	25,755	28,195	TJLP + 3.1% to 4.3% p.a.	36 to 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Energia and Paulista
CPFL Geração	248	380	UMBND + 3.5% to 4.0% p.a.	72 e 84 monthly installments from February 2003 e September 2004	Guarantee of CPFL Energia and Paulista
BNDES - Investment
CPFL Paulista - FINEM II	95,453	111,296	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	121,035	127,683	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	166,985	135,480	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE - FINEM III	78,476	84,031	TJLP + 5.0% p.a.	60 monthly installments from December 2008	Revenue collection / Reserve account
RGE - FINEM IV	147,921	120,108	TJLP + 3.28 to 3.40% p.a.	60 monthly installments from January 2010	Receivables / Guarantee of CPFL Energia
CPFL Piratininga - FINEM I	35,542	41,442	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	71,899	75,849	TJLP + 3.3%p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	78,101	65,309	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Santa Cruz	2,254	2,252	TJLP + 2.0% to 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia
BAESA	143,856	147,689	TJLP + 3.125% to 4.125%p.a.	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	32,978	40,390	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	323,721	331,821	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	21,871	26,576	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	282,533	288,456	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	46,084	55,900	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	127,734	130,022	TJLP + 3.69% p.a. (Average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	658,806	547,374	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights, revenue and guarantee of CPFL Energia
CPFL Mococa	3,018	3,016	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,499	2,495	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	2,025	2,022	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	3,350	2,021	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BNDES - Purchase of assets
CPFL Brasil	6,387	3,748	TJLP + from 1.94% to 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired

Furnas Centrais Elétricas S.A.
CPFL Geração	84,798	108,277	IGP-M + 10% p.a. (2)	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	43,302	45,293	IGPM + 7.42% p.a.	240 monthly installments from May 1994	Receivables
Banco do Bradesco	176,802	-	118.0% of CDI (Effective rate: 118.0% of CDI + 1% p.a.)	1 installment in April 2010	Guarantee of CPFL Energia
RGE
HSBC Corretora	-	160,000	118.0% of CDI	1 installment in April 2009	Guarantee of CPFL Energia
Banco Bradesco	187,099	-	118.0% of CDI (Effective rate: 118.0% of CDI + 0.93% p.a.)	1 installment in April 2010	Guarantee of CPFL Energia
CPFL Geração
Banco Itaú	103,271	100,728	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
Banco Bradesco	85,730	-	118.0% of CDI (Effective rate: 118.0% of CDI + 1.07% p.a.)	1 installment in April 2010	Guarantee of CPFL Energia
Santa Cruz
HSBC	38,844	37,841	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
CERAN
Banco Bradesco	38,234	45,599	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee
CPFL Sul Paulista
Banco Bradesco	16,117	-	118.0% of CDI (Effective rate: 118.0% of CDI + 2.14% p.a.)	1 installment in October 2009	Guarantee of CPFL Energia
CPFL Leste Paulista
Banco Bradesco	24,177	-	118.0% of CDI (Effective rate: 118.0% of CDI + 2.08% p.a.)	1 installment in October 2009	Guarantee of CPFL Energia
CPFL Jaguari
Banco Bradesco	10,069	-	118.0% of CDI (Effective rate: 118.0% of CDI + 2.23% p.a.)	1 installment in October 2009	Guarantee of CPFL Energia

Other
Eletrobrás
CPFL Paulista	8,406	8,893	RGR + 6.0% to 9.0% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	1,659	1,781	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	12,441	12,616	RGR + 6% p.a.	Monthly installments until June 2020	Receivables/Promissory notes
CPFL Santa Cruz	5,072	5,290	RGR + 6% p.a.	Monthly installments until April 2018	Receivables/Promissory notes
CPFL Leste Paulista	1,073	1,104	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,595	1,645	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	33	34	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	303	312	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Outros	30,445	32,912

Local Currency - At cost	3,348,001	2,935,880

Foreign currency
BID - Enercan	63,955	76,972	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (7)
Debt Conversion Bond	7,044	9,808	US$ + 6-month Libor+ 0.875% p.a	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	-	370	US$ + 6-month Libor+ 0.875% p.a	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	-	375	US$ + 6-month Libor+ 0.8125% p.a	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	10,538	14,028	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	17,206	20,532	US$ + 6-month Libor+ 0.8125% p.a	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	24,693	29,742	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

Foreign currency - At cost	123,436	151,827

Total at cost	3,471,437	3,087,707
Foreign currency

At fair Value
Financial institution
CPFL Paulista
Banco do Brasil	106,072	120,545	Yen + 5.7778% p.a. (3)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	419,370	470,384	Yen +1.4824% p.a.(4)	1 installment in January 2012	No guarantee
RGE
Banco do Brasil	37,725	42,815	Yen + 5.7778% p.a. (5)	1 installment in September 2009	No guarantee
CPFL Geração
Banco do Brasil	639,390	727,986	Yen + 2.5% to 5.8% p.a. (6)	Installments from April 2010 to January 2011	Guarantee of CPFL Energia

Foreign currency - Fair value	1,202,557	1,361,730

Total - Consolidated	4,673,994	4,449,437

The subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 161% to 176.4% of CDI	(3) 104.5% of CDI		(5) 103.5% of CDI
(2) 106.5% and 107.0% of CDI	(4) 102.9% of CDI		(6) 104.2% and 104.5% of CDI
(7) As certain assets are dollar indexed (note 11), a partial swap of R$ 28,085 converting the currency variation to 111.7% of CDI.

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to compare the effects of recognition of income and expenses derived from marking to market the derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	June 30, 2009

		At cost

		Principal

Foreign Currency	Charges - Current and Noncurrent	Current	Noncurrent	Total	Fair value (book value)

At fair value
CPFL Paulista
Banco do Brasil	7,586	-	99,088	106,674	106,072
Banco ABN AMRO Real	11,584	-	416,168	427,752	419,370
RGE
Banco do Brasil	3,519	34,208	-	37,727	37,725
CPFL Geração
Banco do Brasil	43,782	94,491	503,770	642,043	639,390

Total Foreign Currency - Consolidated	66,471	128,699	1,019,026	1,214,196	1,202,557

The changes in the fair values of these debts are recorded in the financial income (expense) of the Company and its subsidiaries. The gains obtained by marking these debts to market (R$ 11,639) are offset by the effects of R$ 20,738 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 28), generating a net loss of R$ 9,099.

Main funding in the period:

Local currency

Financial Institutions (CPFL Paulista) – The subsidiary issued a single series of 175 Promissory Notes with a unit face value of R$ 1,000, which raised a total of R$ 175,000 (R$ 173,265 net of issuance related costs). They have a 360-day maturity, counted as from the date of issue, paying interest equivalent to the accrued variation of 118% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”) and are guaranteed by the Company.

Financial Institutions (RGE) – The subsidiary issued a single series of 185 Promissory Notes with a unit face value of R$ 1,000, which raised a total of R$ 185,000 (R$ 183,300 net of issuance related costs). They have a 360-day maturity date, counted as from the date of issue, paying interest equivalent to the accrued variation of 118% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”) and are guaranteed by the Company.

Financial Institutions (CPFL Geração) – The subsidiary issued a single series of 85 Promissory Notes with a unit face value of R$ 1,000, which raised a total of R$ 85,000 (R$ 84,103 net of issuance related costs). They have a 360-day maturity date, counted as from the date of issue, paying interest equivalent to the accrued variation of 118% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”) and are guaranteed by the Company.

Financial Institutions (CPFL Jaguarí) – The subsidiary issued a single series of 20 Promissory Notes with a unit face value of R$ 500, which raised a total of R$ 10,000 (R$ 9,890 net of issuance related costs). They have a 180-day maturity date, counted as from the date of issue, paying interest equivalent to the accrued variation of 118% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”) and are guaranteed by the Company.

Financial Institutions (CPFL Leste Paulista) – The subsidiary issued a single series of 48 Promissory Notes with a unit face value of R$ 500, which raised a total of R$ 24,000 (R$ 23,754 net of issuance related costs). They have a 180-day maturity date, counted as from the date of issue, paying interest equivalent to the accrued variation of 118% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”) and are guaranteed by the Company.

Financial Institutions (CPFL Sul Paulista) – The subsidiary issued a single series of 32 Promissory Notes with a unit face value of R$ 500, which raised a total of R$ 16,000 (R$ 15,831 net of issuance related costs). They have a 180-day maturity date, counted as from the date of issue, paying interest equivalent to the accrued variation of 118% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”) and are guaranteed by the Company.

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 31,300 was received in the quarter and the remaining estimated balance of R$ 179,881 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM IV (subcredits “A” and “B”) – (RGE) – The subsidiary obtained approval for financing of R$ 258,418 (R$ 216,131 subcredit “A” and R$ 42,287 subcredit “B”) BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 27,685 was received in the quarter and the remaining estimated balance of R$ 111,233 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly and amortized monthly as from January 15, 2010.

BNDES – Investment FINEM III (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 12,700 was received in the quarter, and the remaining estimated balance of R$ 77,496 is scheduled for release by the end of the first quarter of 2010. The interest will be paid quarterly until December 31, 2009, and will be amortized monthly from January 15, 2010.

BNDES – Investment (Foz do Chapecó) – The subsidiary obtained approval for financing of R$ 1,663,155 (R$ 832,909 proportional to the participation of subsidiary CPFL Geração) from the BNDES in 2007, which is equivalent to one installment of the loan approved by the BNDES, to be used to finance the construction works of the Foz do Chapecó Hydroelectric Power Plant. The amount of R$ 193,495 (R$ 98,682 proportional to the participation of the subsidiary CPFL Geração) was received in the quarter, and the remaining estimated balance of R$ 446,543 (R$ 227,737 proportional to the participation of subsidiary CPFL Geração) is scheduled for release by November 2010. The interest and principal will be paid monthly as from October 2011.

RESTRICTIVE COVENANTS

In this quarter Promissory Notes were issued by the subsidiaries CPFL Paulista, RGE, CPFL Geração, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista and they are subject to restrictive conditions related to the maintenance of certain financial ratios within preestablished parameters, as follows:

CPFL Paulista

• Net indebtedness divided by EBITDA – less or equal to 3.0;
• EBITDA divided by the financial income and expenses – higher or equal to 2.25.

RGE

• Net indebtedness divided by EBITDA – less or equal to 3.0;
• EBITDA divided by the financial income and expenses – higher or equal to 2.0.

CPFL Geração

• Net indebtedness divided by EBITDA – less or equal to 3.5;
•EBITDA divided by the financial income and expenses – higher or equal to 2.0.

CPFL Jaguari

• Net indebtedness divided by EBITDA – less or equal to 3.0;
• EBITDA divided by the financial income and expenses – higher or equal to 2.25.

CPFL Leste Paulista

• Net indebtedness divided by EBITDA – less or equal to 3.0;
• EBITDA divided by the financial income and expenses – higher or equal to 2.25.

CPFL Sul Paulista

• Net indebtedness divided by EBITDA – less or equal to 3.0;
• EBITDA divided by the financial income and expenses – higher or equal to 2.25.

The other loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2008. The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with.

In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(16) DEBENTURES

						Consolidated

						June 30, 2009				March 31, 2009

	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total

Parent Company
3rd Issue
Unique series	45,000	CDI + 0.45% p.a. (1)	CDI + 0.53% p.a.	3 annual installments from September 2012	Unsecured	15,420	-	450,000	465,420	4,108	-	450,000	454,108
CPFL Paulista
2nd Issue
1st series	11,968	109% of CDI p.a.	109% CDI + 0.24% p.a.	July 1, 2009	Unsecured	6,922	119,680	-	126,602	3,718	119,680	-	123,398
2nd series	13,032	IGP-M + 9.8% p.a.	IGP-M + 10.04% p.a.	July 1, 2009	Unsecured	16,512	168,488	-	185,000	12,416	169,085	-	181,501
3rd Issue
1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	4,792	-	640,000	644,792	26,676	-	640,000	666,676

						28,226	288,168	640,000	956,394	42,810	288,765	640,000	971,575
CPFL Piratininga
1st Issue
1st series	40,000	104.0% of CDI p.a.	104.0% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	22,046	200,000	200.000	422,046	11,848	200,000	200,000	411,848
2nd Issue
Unique series	1	106.45% of CDI p.a.	106.45% CDI + 0.3% p.a.	May 2, 2011	Unsecured	9,379	-	100,000	109,379	6,674	-	100,000	106,674

						31,425	200,000	300,000	531,425	18,522	200,000	300,000	518,522
RGE
2nd Issue
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st, 2011	Unsecured	492	-	26,200	26,692	2,685	1,653	26,200	30,538
2nd series	20,380	106.0% of CDI p.a.	106% CDI + 0.12% p.a.	April 1st, 2009	Unsecured	-	-	-	-	13,542	203,800	-	217,342
3rd Issue
1st series	1	CDI + 0.60% p.a. (2)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	765	-	100,000	100,765	4,192	-	100,000	104,192
2nd series	1	CDI + 0.60% p.a. (3)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	7,835	-	140,000	147,835	4,190	-	140,000	144,190
3rd series	1	CDI + 0.60% p.a. (4)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,782	-	40,000	41,782	752	-	40,000	40,752
4th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,242	-	50,000	51,242	3,287	-	50,000	53,287
5th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	1,242	-	50,000	51,242	3,287	-	50,000	53,287

						13,358	-	406,200	419,558	31,935	205,453	406,200	643,588
CPFL Geração
2nd Issue	69,189	TJLP + 4 to 5% p.a.	TJLP + 4 to 5% p.a.	Semiannual with settlement in June 2009	CPFL Energia guarantee, Receivables and CPFL Geração common nominal shares	-	-	-	-	2,614	80,977	-	83,591
BAESA
1st Serie	9,000	CDI + 0.3% p.a.	CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	361	3,164	19,777	23,302	445	3,164	20,568	24,177
2nd Serie	9,000	CDI + 0.4% a.a	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	1,077	-	9,331	10,408	826	-	9,331	10,157

						1,438	3,164	29,108	33,710	1,271	3,164	29,899	34.334

						89,867	491,332	1,825,308	2,406,507	101,260	778,359	1,826,099	2,705,718

The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.7% of CDI		(4) 104.9% of CDI

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2008. In the opinion of the Management of the Company and its subsidiaries, these restrictive covenants and clauses are being adequately complied with.

(17) SUPPLIERS

	Consolidated

Current	June 30, 2009	March 31, 2009

System Service Charges	31,654	42,207
Energy Purchased	687,017	704,809
Electricity Network Usage Charges	135,665	140,025
Materials and Services	96,771	81,068
Regulatory Liability (note 3)	29,075	29,072
Other	1,757	1,024

Total	981,939	998,205

Noncurrent
Electricity Network Usage Charges	63,982	74,646

(18) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Noncurrent

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

ICMS (State VAT)	260,336	293,821	-	-
PIS (Tax on Revenue)	10,382	9,748	-	-
COFINS (Tax on Revenue)	48,869	46,139	2,051	2,086
IRPJ (Corporate Income Tax)	64,607	43,686	-	3
CSLL (Social Contribution Tax)	15,566	14,556	-	1
IRRF on interest on net equity	15,382	-	-	-
Other	23,879	24,306	345	505

Total	439,021	432,256	2,396	2,595

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista are a “Proportional Paid-Up Supplementary Benefit Plan” and a “Mixed Benefit Plan”. On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. In accordance with the contract, the liability is adjusted annually in accordance with the deficit/ surplus determined in an actuarial report, performed in accordance with the Secretaria de Previdência Complementar (“SPC”) rules, which differ from the accounting criteria adopted by the subsidiary in accordance with CVM Decision nº 371/00. The balance of the liability as of June 30, 2009 is R$ 682,424 (R$ 690,738 as of March 31, 2009).

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for CPFL Piratininga’s employees.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. In accordance with the contract, the liability is adjusted annually in accordance with the deficit/ surplus determined in an actuarial report, performed in accordance with the SPC rules, which differ from the accounting criteria adopted by the subsidiary in accordance with CVM Decision nº 371/00. The balance of the liability as of June 30, 2009 is R$ 177,848 (R$ 180,183 as of March 31, 2009).

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

Since November 1, 2007, management of the benefits plan of the subsidiary CPFL Santa Cruz, originally performed by FUNSEJEM, has passed to BB Previdência Fundo de Pensão do Banco do Brasil. The subsidiary CPFL Santa Cruz plan is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. Under the contract, the liability is adjusted annually in accordance with the deficit/surplus determined in the actuarial report, carried out in accordance with the regulations of the SPC, which differ from the entry criteria followed by the subsidiary in conformity with CVM Decision nº 371/00. The balance of the obligation, as of June 30, 2009, is R$ 13,826 (R$ 13,994 as of March 31, 2009).

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco bank.

VI – CPFL Jaguariúna

In December 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is structured through the defined contribution type.

VII – Changes in the defined benefit plans

	June 30, 2009

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Net actuarial liability at the beginning of the period	395,066	112,515	(7,386)	6,383	506,578
(Income)/Expense recognized in income statement	20	903	(75)	73	921
Sponsor's Contributions during the period	(14,484)	(3,818)	-	(311)	(18,613)

Net actuarial liability at the end of the period	380,602	109,600	(7,461)	6,145	488,886
Other contributions	13,632	(75)	15,831	336	29,724

Total	394,234	109,525	8,370	6,481	518,610

Current	37,277	10,509	3,822	1,024	52,632
Noncurrent	356,957	99,016	4,548	5,457	465,978

Total	394,234	109,525	8,370	6,481	518,610

The expense and income are recorded as follows:

	2nd quarter 2009

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Cost of service	361	1,367	314	41	2,083
Interest on actuarial liabilities	75,755	19,245	4,407	1,633	101,040
Expected return on assets	(76,088)	(19,388)	(4,597)	(1,617)	(101,690)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	-	16	16

Subtotal	28	1,227	124	73	1,452
Expected contributions from participants	(8)	(324)	(274)	-	(606)

Subtotal	20	903	(150)	73	846
Decrease of 50% on Prepaid Pension Expense (*)	-	-	75	-	75

Total (Income) Expense	20	903	(75)	73	921

	2nd quarter 2008

	CPFL	CPFL	RGE	CPFL	Consolidated
	Paulista	Piratininga		Geração

Cost of service	271	1,143	308	27	1,749
Interest on actuarial liabilities	67,046	16,618	4,003	1,426	89,093
Expected return on assets	(83,889)	(20,505)	(5,843)	(1,865)	(112,102)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	(310)	-	(310)

Subtotal	(16,572)	(2,741)	(1,842)	(412)	(21,567)
Expected contributions from participants	(8)	(350)	-	(35)	(393)

Subtotal	(16,580)	(3,091)	(1,842)	(447)	(21,960)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	921	-	921

Total income	(16,580)	(3,091)	(921)	(447)	(21,039)

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded.

The expense and income were recorded in the income statement under “Operating Cost”. The total expense amounts to R$ 921 (income of R$ 21,039 in the same period of 2008).

(20) REGULATORY CHARGES

	Consolidated

	June 30,	March
	2009	31, 2009

Fee for the Use of Water Resources	1,026	1,967
Global Reverse Fund - RGR	8,870	7,941
ANEEL Inspection Fee	1,950	2,134
Fuel Consumption Account - CCC	22,015	27,016
Energy Development Account - CDE	38,261	38,210

Total	72,122	77,268

(21) RESERVE FOR CONTINGENCIES

	Consolidated

		June 30, 2009				March 31, 2009

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)

Labor
Various	46,199	43,627	2,572	71,128	51,066	46,762	4,304	64,234

Civil
General Damages	8,545	8,384	161	54,597	12,082	11,907	175	47,635
Tariff Increase	11,410	2,986	8,424	7,041	12,185	3,185	9,000	15,545
Other	11,370	10,380	990	10,650	9,803	8,574	1,229	10,283

	31,325	21,750	9,575	72,288	34,070	23,666	10,404	73,463
Tax
FINSOCIAL	18,572	18,572	-	34,345	18,548	18,548	-	34,299
Increase on basis - PIS and COFINS	625	625	-	301	1,297	675	622	301
Interest on Shareholders’ Equity -
PIS and COFINS	83,115	-	83,115	-	72,114	-	72,114	-
Income Tax	63,930	44,219	19,711	436,716	61,925	42,122	19,803	427,126
Other	8,917	5,445	3,472	14,112	8,168	5,304	2,864	13,876

	175,159	68,861	106,298	485,474	162,052	66,649	95,403	475,602

Total	252,683	134,238	118,445	628,890	247,188	137,077	110,111	613,299

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

			Consolidated

	March 31, 2009	Addition	Reversal	Payment	Monetary Restatement	June 30, 2009

Labor	51,066	144	(899)	(4,112)	-	46,199
Civil	34,070	2,366	(319)	(4,792)	-	31,325
Tax	162,052	11,577	(333)	-	1,863	175,159
Reserve for Contingencies -
Gross	247,188	14,087	(1,551)	(8,904)	1,863	252,683

Escrow Deposits (1) + (2)	750,376	19,957	(14,185)	(4,513)	11,493	763,128

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2008.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of March 31, 2009, the claims relating to possible losses were as follows: (i) R$ 252,753 for labor suits (R$ 238,250 as of March 31, 2009); (ii) R$ 455,835 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 437,039 as of March 31, 2009); and (iii) R$ 523,106 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 550,981 as of March 31, 2009).

PIS e COFINS – Interest on shareholders’ equity (“JCP”) - The Company received an unfavorable first-instance decision to its suit disputing PIS and COFINS being charged on interest on shareholders’ equity received, overturning the injunction that suspended the demandability of the charges. As such, given that this is not a final ruling, the Company opted to deposit in court the amounts of PIS and COFINS supposedly due on the interest on shareholders’ equity received recorded in June 2009.

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(22)OTHER ACCOUNTS PAYABLE

		Consolidated

	Current		Noncurrent

	June 30,	March 31,	June 30,	March 31,
	2009	2009	2009	2009

Consumers and Concessionaires	46,684	49,851	-	-
Regulatory Liability (note 3 )	243,020	287,919	6,941	4,707
Energy Efficiency Program - PEE	41,425	40,022	74,660	69,504
Research & Development - P&D	44,490	39,538	63,494	61,534
National Scientific and Technological
Development Fund - FNDCT	4,550	4,197	-	-
Energy Research Company - EPE	1,929	1,753	-	-
Fund for Reversal	-	-	17,752	17,752
Advances	6,480	8,055	25,409	48,611
Interest on Compulsory Loan	2,846	3,715	-	-
Provision for Environmental Expenses	2,519	2,482	328	544
Payroll	3,662	5,043	-	-
Profit sharing	23,900	32,469	-	-
Penalty ANEEL - TAC (DEC and FEC)	20,866	-	-	-
Other	63,762	69,375	10,523	10,929

Total	506,133	544,419	199,107	213,581

(23) SHAREHOLDERS’ EQUITY

The shareholders' participations the in the Company's equity as of June 30, 2009 and March 31, 2009 are distributed as follows:

		Amount of shares

	June 30, 2009		March 31, 2009

Shareholders	Common Shares	Interest %	Common Shares	Interest %

VBC Energia S.A.	122,948,720	25.62	122,948,722	25.62
521 Participações S.A.	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44	40,526,739	8.44
Brumado Holdings S.A.	17,251,048	3.59	28,420,052	5.92
Board Members	3,112	-	3,110	-
Executive Officers	30,802	0.01	31,152	0.01
Other Shareholders	89,203,279	18.59	78,033,925	16.26

Total	479,910,938	100.00	479,910,938	100.00

23.1 – Capital Reserves
Refers to profits on the sale of treasury shares, resulting from shareholders exercising their right to withdraw their participations, at the time of the incorporation of the shares of minority shareholders of CPFL Piratininga by CPFL Paulista, and of CPFL Geração and CPFL Paulista by CPFL Energia in November 2005.

23.2 - Interest on Shareholders’ Equity and Dividend

	Parent Companyp y

	June 30, 2009	March 31, 2009

Dividends payable
VBC Energia S.A.	146,457	168,798
521 Participações S.A.	177,767	188,476
Bonaire Participações S.A.	72,322	76,678
BNDES Participações S.A.	48,276	37,664
Brumado Holdings S.A.	20,549	35,893
Other Shareholders	123,606	114,915

Subtotal	588,977	622,424

Interest on net equity	-	421

Total	588,977	622,845

In this quarter, the Company paid out R$ 603,516 in dividends that had been duly declared and a provision made for on the base date of December 31, 2008. In addition, as provided for in the ByLaws, the Management of the Company approved the declaration of interim dividend of R$ 571,670, corresponding to R$ 1.191201324 per share, relating to the results of the first six months of 2009. In this quarter, the undistributed dividends and interest on shareholders’ equity of R$ 2,022 relating to 2005, were reverted to Retained Earnings, and will be distributed to the shareholders at the end of the year.

(24) GROSS SALES AND SERVICES INCOME

		Consolidated

	2009		2008

Revenue from Eletric Energy Operations	2nd quarter	1st half	2nd quarter	1st half

Consumer class
Residential	1,248,234	2,455,140	1,090,235	2,282,980
Industrial	1,031,083	1,915,063	1,018,310	2,029,419
Commercial	665,975	1,303,218	584,288	1,233,102
Rural	109,492	210,913	102,214	219,675
Public Administration	96,966	177,802	85,799	170,148
Public Lighting	73,704	141,119	65,881	136,136
Public Services	116,800	219,639	101,693	213,873

Billed	3,342,254	6,422,894	3,048,420	6,285,333
Unbilled (Net)	17,243	44,475	(60,030)	(45,592)
Emergency Charges - ECE/EAEE	(7)	(7)	6	10
Regulatory assets and liabilities (note 3)	5,735	(55,148)	(18,815)	(47,340)

Electricity sales to final consumers	3,365,225	6,412,214	2,969,581	6,192,411

Furnas Centrais Elétricas S.A.	88,146	175,364	80,278	160,593
Other Concessionaires, Licensees and Authorized	197,095	366,243	113,631	253,011
Current Electric Energy	30,515	53,028	12,656	8,492

Electricity sales to wholesaler	315,756	594,635	206,565	422,096

Revenue due to Network Usage Charge - TUSD	196,336	376,890	186,392	377,500
Low Income Consumer´s Subsidy (note 3)	2,935	20,045	19,245	26,301
Other Revenue and Income	46,522	110,745	57,130	102,488

Other operating revenues	245,793	507,680	262,767	506,289

Total	3,926,774	7,514,529	3,438,913	7,120,796

		Consolidated

	2009		2008

Eletric Energy Operations - GWh (*)	2nd quarter	1st half	2nd quarter	1st half

Consumer class
Residential	3,002	6,139	2,848	5,735
Industrial	3,627	7,095	4,050	7,897
Commercial	1,772	3,658	1,671	3,443
Rural	574	1,140	579	1,207
Public Administration	273	526	257	498
Public Lighting	352	699	336	670
Public Services	414	830	399	809

Billed	10,014	20,087	10,140	20,259
Own Consumption	8	17	8	16

Electricity sales to final consumers	10,022	20,104	10,148	20,275

Furnas Centrais Elétricas S.A.	754	1,501	754	1,509
Other Concessionaires, Licensees and Authorized	1,789	3,368	1,165	2,292
Current Electric Energy	819	1,032	205	351

Electricity sales to wholesaler	3,362	5,901	2,124	4,152

	Consolidated

N° of consumers - (*)	June 30, 2009	June 30, 2008
Consumer class
Residential	5,629,474	5,477,236
Industrial	77,832	85,420
Commercial	495,186	487,595
Rural	237,048	235,327
Public Administration	42,912	41,313
Public Lighting	7,402	5,714
Public Services	6,714	6,382

Total	6,496,568	6,338,987

(*) Information not reviewed by the independent accountants

(25) COST OF ELECTRIC ENERGY

		Consolidated

	2009		2008

Electricity Purchased for Resale	2nd quarter	1st half	2nd quarter	1st half

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	295,658	633,281	218,351	447,916
Furnas Centrais Elétricas S.A.	38,084	74,992	24,676	48,124
CESP - Cia Energética de São Paulo	43,052	86,511	34,186	68,314
Duke Energy Inter. Ger. Paranapanema S.A.	1,744	3,521	3,677	7,344
Tractebel Energia S.A.	285,461	511,606	228,279	451,823
Petróleo Brasileiro S.A. Petrobrás	47,310	94,379	41,840	86,174
CHESF - Cia Hidro Elétrica do São Francisco	29,448	57,989	25,008	48,787
CEMIG - Cia Energética de Minas Gerais	63,562	104,899	17,909	38,435
TermoRio S.A.	17,566	25,305	16,835	38,083
Enguia Gen	1,145	2,926	15,852	36,193
AES Uruguaiana Ltda.	6,571	11,742	36,283	81,298
Câmara de Comercialização de Energia Elétrica - CCEE	13,508	65,265	12,442	192,463
Copel Geração S.A.	17,303	34,828	6,286	12,619
COOMEX Empresa Operadora do Mercado Energético Ltda.	22,772	32,166	-	-
Companhia Energética Santa Clara - CESC	4,380	9,468	3,917	8,116
Queiroz Galvão Energética S.A.	9,321	20,997	7,750	18,125
PROINFA	52,244	104,491	26,989	55,034
Other	72,576	212,863	69,497	134,273

	1,021,705	2,087,229	789,777	1,773,121
Energy Purchased in the Free Market - ACL	377,829	671,590	344,029	684,536

	1,399,534	2,758,819	1,133,806	2,457,657
Regulatory assets and liabilities (note 3)	70,078	42,282	73,713	215,516
Credit of PIS and COFINS	(130,975)	(252,372)	(112,920)	(228,941)
Other	(293)	961	906	1,812

Subtotal	1,338,344	2,549,690	1,095,505	2,446,044

Electricity Network Usage Charge
Basic Network Charges	221,565	444,772	175,581	352,270
Transmission from Itaipu	19,620	39,157	17,458	34,807
Connection Charges	12,326	24,239	13,316	24,134
Charges of Use of the Distribution System	1,989	4,269	2,186	4,704
System Service Charges - ESS	5,347	55,846	84,063	91,819
Charges related to Reserve Energy	-	3,219	-	-

	260,847	571,502	292,604	507,734
Regulatory assets (note 3)	79,365	30,480	(78,396)	(71,971)
Credit of PIS and COFINS	(30,984)	(55,784)	(16,672)	(36,101)

Subtotal	309,228	546,198	197,536	399,662

Total	1,647,572	3,095,888	1,293,041	2,845,706

		Consolidated

	2009		2008

Electricity Purchased for Resale - in Gwh (*)	2nd quarter	1st half	2nd quarter	1st half

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,757	5,476	2,753	5,505
Furnas Centrais Elétricas S.A.	424	849	316	627
CESP - Cia Energética de São Paulo	450	920	405	847
Duke Energy Inter. Ger. Paranapanema S.A.	20	42	51	103
Tractebel Energia S.A.	2,011	3,638	1,723	3,503
Petróleo Brasileiro S.A. Petrobrás	381	795	373	763
CHESF - Cia Hidro Elétrica do São Francisco	341	683	314	624
CEMIG - Cia Energética de Minas Gerais	422	762	176	367
TermoRio S.A.	50	102	94	205
Enguia Gen	-	-	30	82
AES Uruguaiana Ltda.	35	70	266	589
Câmara de Comercialização de Energia Elétrica - CCEE	1,341	2,331	515	1,336
Copel Geração S.A.	178	364	94	166
COOMEX Empresa Operadora do Mercado Energético Ltda.	157	222	-	-
Companhia Energética Santa Clara - CESC	32	69	32	66
Queiroz Galvão Energética S.A.	66	149	62	144
PROINFA	207	388	118	227
Other	664	1,724	483	1,025

	9,536	18,584	7,805	16,179
Energy Purchased in the Free Market - ACL	4,077	7,430	3,854	7,550

Total	13,613	26,014	11,659	23,729

(*) Information not reviewed by the independent accountants.

(26) OPERATING EXPENSES

		Parent Company

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half

General and Administrative Expenses
Personnel	601	1,240	790	1,344
Materials	4	12	14	23
Outside Services	1,897	3,709	3,373	6,307
Leases and rentals	30	69	59	70
Depreciation and Amortization	30	59	25	50
Publicity and Advertising	58	93	643	816
Legal, Judicial and Indemnities	34	405	221	396
Donations, Contributions and Subsidies	-	-	30	138
Other	1,418	2,296	463	822

Total	4,072	7,883	5,618	9,966

Other Operating Expenses
Loss on the write-off of noncurrent assets	1,096	1,096	113	1,099

Total	1,096	1,096	113	1,099
Intangible of concession amortization	37,186	74,374	32,303	64,604

Total	42,354	83,353	38,034	75,669

		Consolidated

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half

Sales Expenses
Personnel	18,284	34,535	15,476	34,535
Materials	2,246	2,773	644	1,349
Outside Services	17,572	34,328	10,812	23,080
Allowance for Doubtful Accounts	11,921	8,812	15,093	22,185
Depreciation and Amortization	2,753	5,520	2,783	5,676
Collection Tariffs and Services	12,969	24,447	12,254	23,685
Other	2,370	5,392	1,232	4,053

Total	68,115	115,807	58,294	114,563

General and Administrative Expenses
Personnel	40,067	71,967	33,892	67,292
Materials	1,849	3,299	1,607	3,045
Outside Services	32,656	72,586	35,549	69,791
Leases and Rentals	1,320	2,395	(3,131)	1,953
Depreciation and Amortization	5,939	11,953	8,796	13,967
Publicity and Advertising	643	1,163	1,809	2,052
Legal, Judicial and Indemnities	2,049	8,821	3,615	11,727
Donations, Contributions and Subsidies	1,223	2,411	2,119	3,374
Other	4,152	13,243	2,372	10,081

Total	89,898	187,838	86,628	183,282
Other Operating Expenses
Inspection Fee	5,562	11,680	6,101	11,999
Loss/(Gain) on the write-off of noncurrent assets	6,799	11,288	(286)	6,149
Other	2,294	2,652	707	1,470

Total	14,655	25,620	6,522	19,618
Intangible of concession amortization	46,724	93,449	48,007	96,013

Total	219,392	422,714	199,451	413,476

(27) FINANCIAL INCOME AND EXPENSES

		Parent Company

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half

Financial Income
Income from Financial Investments	5,405	9,876	10,552	18,137
Interest on Prepaid Income and Social Contribution Taxes	936	1,996	828	1,685
Monetary and Exchange Variations	-	-	2,597	2,597
PIS and COFINS on interest on net equity	(9,447)	(9,447)	(9,097)	(9,097)
Other	2,714	5,413	(1,736)	1,909

Subtotal	(392)	7,838	3,144	15,231
Interest on net equity	102,134	102,134	98,340	98,340

Total	101,742	109,972	101,484	113,571
Financial Expense
Interest on Debts	(11,430)	(25,422)	(15,021)	(30,260)
Banking Expenses	-	-	-	(12)
Monetary and Exchange Variations	(230)	(314)	(1,767)	(7,869)
Other	(2,277)	(4,040)	(1,743)	(3,177)

Total	(13,937)	(29,776)	(18,531)	(41,318)

Net financial income	87,805	80,196	82,953	72,253

		Consolidated

	2009		2008

	2nd quarter	1st half	2nd quarter	1st half

Financial Income

Income from Financial Investments	17,863	40,712	31,399	61,808
Arrears of interest and fines	33,486	62,258	28,694	58,376
Interest on Prepaid Income and Social Contribution Taxes	1,179	2,446	1,978	3,775
Restatement of Escrow Deposits	11,493	24,419	11,831	22,558
Monetary and Exchange Variations	(4,132)	19,114	(1,201)	9,262
Interest - CVA and Parcel "A" (Note 3)	11,832	29,191	13,256	22,554
Discount on purchase of ICMS credit	1,738	2,766	2,155	5,967
PIS and COFINS on interest on net equity	(9,447)	(9,447)	(9,097)	(9,097)
Other	9,841	21,669	6,416	19,293

Total	73,853	193,128	85,431	194,496
Financial Expense
Interest on Debts	(128,621)	(272,082)	(127,878)	(260,118)
Banking Expenses	(167)	(350)	(838)	(2,233)
Monetary and Exchange Variations	(13,840)	(43,428)	(50,943)	(105,263)
Other	(24,651)	(33,654)	(11,206)	(23,385)

Subtotal	(167,279)	(349,514)	(190,865)	(390,999)
Interest on net equity	(409)	(409)	-	-

Total	(167,688)	(349,923)	(190,865)	(390,999)

Net financial income	(93,835)	(156,795)	(105,434)	(196,503)

In this quarter, the subsidiary RGE recorded a fine of R$ 18,566 relating to a noncompliance with the Code of Conduct Agreement (“TAC”) which addresses the Duration of Outages per Consumer (“DEC”) and the Frequency of Outages per Consumer (“FEC”) continuity index goals.

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories:(i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

i. Loans and receivables

These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12.2) and (iii) other credits (Note 11).

ii. Calculated at fair value through profit or loss

These are financial assets that are (i) maintained for short-term trading, (ii) designated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives (Note 15).

iii. Held-to-maturity investments

These are non derivative financial assets with fixed or calculable payments and defined maturities, which the Company intends to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company and its subsidiaries classified the following financial assets in this category: (i) security receivable from CESP (Note 6) and, (ii) credits receivable by the subsidiary CPFL Paulista from CESP (Note 11).

iv. Available for sale

Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the equity.

The Company and its subsidiaries have no financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

i. Calculated at fair value through profit or loss

These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 15) and, (ii) derivatives.

ii. Not calculated at fair value through profit or loss

These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 17), (ii) loans and financing (Note 15), (iii) debt charges (Note 15); (iv) debenture charges (Note 16); (v) debentures (Note 16) and (vi) other accounts payable (Note 22).

Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

The Company’s subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The Company and its subsidiaries set certain loans taken out in local currency against regulatory assets restated in accordance with the variation in the SELIC rate. Swap operations have been contracted for a portion of the debentures issued as a hedge against changes in interest rates. The subsidiaries have also tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001.

According to the Annual Energy Operation Plan – PEN 2009, drawn up by the National Electricity System Operator, the risk of any energy deficit for 2010 is very low, which eliminates any possibility of another energy rationing program.

Risk of Acceleration of Debts: The Company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and the subsidiaries supported by these tools have produced adequate risk mitigation results. We stress that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to the emergency electric energy rationing program, regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of June 30, 2009 and March 31, 2009, applying the above methodology, are shown below:

	Parent Company

	June 30, 2009		March 31, 2009

	Accounting balance	Fair value	Accounting balance	Fair value

Debentures (note 16)	(465,420)	(472,401)	(454,108)	(461,435)

	Consolidated

	June 30, 2009		March 31, 2009

	Accounting balance	Fair value	Accounting balance	Fair value

Loans and financing (note 15)	(3,471,437)	(3,297,507)	(3,087,707)	(2,996,178)
Debentures (note 16)	(2,406,507)	(2,432,265)	(2,705,718)	(2,731,112)

Total	(5,877,944)	(5,729,772)	(5,793,425)	(5,727,290)

Derivatives

As previously mentioned the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of June 30, 2009, the Company and its subsidiaries had the following swap operations:

	Market values (book values)

Company / strategy	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market	Counterparts

Derivatives for protection of debts designated at fair value

CPFL Paulista
Exchange variation hedge	41,812	(59,310)	(17,498)	(2,875)	(14,623)	yen	Aug/2009 to Jan/2012	1,142,339	Over the counter	ABN, Banco do Brasil

CPFL Geração
Exchange variation hedge	57,847	-	57,847	63,940	(6,093)	yen	Apr/2010 to Jan/2011	486,760	Over the counter	Banco do Brasil

RGE
Exchange variation hedge	4,701	(22)	4,679	4,701	(22)	yen	Sep/2009	27,000	Over the counter	Banco do Brasil

Subtotal	104,360	(59,332)	45,028	65,766	(20,738)

	Market values (book values)

Company / strategy	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market	Counterparts

Derivatives for protection of debts not designated at fair value

CPFL Energia (Parent Company)
Hedge interest rate variation (1)	128	(752)	(624)	11	(635)	CDI + spread	Sep/2009 to Sep/2014	450,000	Over the counter	Citibank

CPFL Paulista
Exchange variation hedge	-	40	40	-	40	dollar	Oct/2009	28,085	Over the counter	Itau BBA

CPFL Geração
Hedge interest rate variation (2)	404	-	404	(6)	410	IGP-M	Jun/2010	77,104	Over the counter	Unibanco, Santander, HSBC

										HSBC, Santander, Itau BBA,
Exchange variation hedge	(4,067)	-	(4,067)	(4,098)	31	dollar	Jul/2009 to Sep/2009	82,429	Over the counter	Bradesco, UBS Pactual

	(3,663)	-	(3,663)	(4,104)	441

RGE
Hedge interest rate variation (1)	841	(65)	776	84	692	CDI + spread	Jul/2009 to Dec/2013	380,000	Over the counter	Santander, Citibank

Subtotal	(2,694)	(777)	(3,471)	(4,009)	538

Total	101,666	(60,109)	41,557	61,757	(20,200)

Current	8,557	(59,292)
Noncurrent	93,109	(817)

Total	101,666	(60,109)

* For further details of terms and informationa bout debts and debentures, see Notes 15 and 16
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments. We show below the effects of marking the debts to market, offsetting the losses determined only for the respective tied derivatives:

Subsidiary	Derivative (*)	Debt	Net

CPFL Paulista	(14,623)	8,984	(5,639)
CPFL Geração	(6,093)	2,653	(3,440)
RGE	(22)	2	(20)

	(20,738)	11,639	(9,099)

(*) Refer only to debt derivatives designated at fair values.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarters and six-month periods ended in June 30, 2009 and 2008, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)

			2009		2008

Company	Hedged risk / Operation	Account	2nd quarter	1st half	2nd quarter	1st half

CPFL Energia	Exchange variation	Financial expense - Swap transactions	-	-	(7,655)	1,055
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	24	(60)	(223)	(180)
CPFL Energia	Marking to market	Financial expense - Adjustment to fair value	(253)	525	(964)	947
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	(95,017)	(171,470)	(77,393)	(43,909)
CPFL Paulista	Marking to market	Financial expense - Adjustment to fair value	12,469	43,227	(338)	(14,736)
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	-	(218)	(4,763)	(3,567)
CPFL Piratininga	Marking to market	Financial expense - Adjustment to fair value	-	(126)	(87)	(186)
CPFL Geração	Exchange variation	Financial expense - Swap transactions	(119,386)	(204,924)	(90,408)	(53,593)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	(230)	(1,207)	-	-
CPFL Geração	Marking to market	Financial expense - Adjustment to fair value	215	9,580	1,811	(3,544)
RGE	Exchange variation	Financial expense - Adm other financial exp	(5,955)	(10,774)	(5,134)	(2,612)
RGE	Interest rate variation	Financial expense - Adm other financial exp	116	133	57	320
RGE	Marking to market	Financial expense - Derivatives adjust fair value	(156)	577	(969)	(1,228)

			(208,173)	(334,737)	(186,066)	(121,233)

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 85,826 to the BID and BNDES since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a gain of R$ 16,035 in the second quarter of 2009 (R$ 6,625 in the second quarter of 2008), which will only be offset as from the subsidiary's next tariff adjustment.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 584,923. As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 525,442. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 28,085 and also has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency loans – Note 11) to offset any exchange impact.

Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at June 30, 2009 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated

Instruments	Exposure	Risk	Exchange depreciation of 8%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**

Financial asset instruments	45,082	apprec.dollar	3,650	11,271	22,541
Financial liability instruments	(224,618)	apprec.dollar	(18,185)	(56,154)	(112,310)
Derivatives - Plain Vanilla Swap	108,787	apprec.dollar	8,808	27,197	54,394

	(70,749)		(5,727)	(17,686)	(35,375)

Financial liability instruments	(1,202,557)	apprec.yen	(97,358)	(300,639)	(601,278)
Derivatives - Plain Vanilla Swap	1,202,557	apprec.yen	97,358	300,639	601,278

	-		-	-	-

	(70,749)		(5,727)	(17,686)	(35,375)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of June 30, 2009 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI – 12.33% p.a.; IGP-M – 1.52% p.a.; TJLP – 6.25% p.a.), the effects on the consolidated financial statements for the coming year would be a net financial expense of R$ 608,031. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated

Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**

Financial asset instruments	1,040,100	CDI variation	(32,556)	32,061	64,123
Financial liability instruments	(3,036,924)	CDI variation	95,056	(93,613)	(187,226)
Derivatives - Plain Vanilla Swap	(1,689,837)	CDI variation	52,893	(52,089)	(104,177)

	(3,686,661)		115,393	(113,641)	(227,280)

Financial liability instruments	(361,189)	IGP-M variation	(3,540)	(1,372)	(2,744)
Derivatives - Plain Vanilla Swap	47,144	IGP-M variation	462	179	358

	(314,045)		(3,078)	(1,193)	(2,386)

Financial liability instruments	(2,379,085)	TJLP variation	5,948	(37,174)	(74,347)

Total decrease (increase)	(6,379,791)		118,263	(152,008)	(304,013)

* The CDI, IGP-M and TJLP indexes considered of 9.20%, 2.50% and 6.00%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(29) SUBSEQUENT EVENTS

Debenture Issues

In order to raise funds to adjust the economic and financial profile of the subsidiaries CPFL Paulista, RGE, CPFL Geração, CPFL Brasil, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista, regulating their cash flows to obtain sufficient liquidity to support their investments, the subsidiaries issued debentures with the following features and conditions:

Characteristics	CPFL Paulista	RGE	CPFL Geração	CPFL Brasil	CPFL Jaguari	CPFL Leste Paulista	CPFL Sul Paulista

Total value of issue	175,000	185,000	425,250	165,000	10,000	24,000	16,000

Quantity	175,000	185,000	425,250	16,500	1,000	2,400	1,600

Unit Face Value	1	1	1	10	10	10	10

Issue	4	4	2	1	1	1	1

Series	SINGLE	SINGLE	SINGLE	SINGLE	SINGLE	SINGLE	SINGLE

Class	Subordinated, not convertible into shares	Unsecured, not convertible into shares	Unsecured, not convertible into shares	Subordinated, not convertible into shares	Subordinated, not convertible into shares	Subordinated, not convertible into shares	Subordinated, not convertible into shares

Guarantor	CPFL Energia	CPFL Energia	CPFL Energia	CPFL Energia	CPFL Energia	CPFL Energia	CPFL Energia

Validity	2 years as counted from the issue date	2 years as counted from the issue date	2 years as counted from the issue date	2 years as counted from the issue date	2 years as counted from the issue date	2 years as counted from the issue date	2 years as counted from the issue date

Remuneration	Accrued variation of 110.30% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”).	Accrued variation of 110.30% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”).	Accrued variation of 109.80% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”).	Accrued variation of 111.0% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”).	Accrued variation of 111.9% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”).	Accrued variation of 111.9% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”).	Accrued variation of 111.0% of the daily overnight deposit rate in unrelated financial institutions (“Taxa DI over extra-grupo”).

Issue date	July 1st, 2009	July 1st, 2009	July 1st, 2009	July 1st, 2009	July 1st, 2009	July 1st, 2009	July 1st, 2009

The meeting of the Board of Directors of the subsidiaries CPFL Paulista, RGE, CPFL Geração held on July 14, 2009 and the Extraordinary General Meeting of the subsidiaries CPFL Jaguari, CPFL Leste Paulista e CPFL Sul Paulista of July 24, 2009, approved the anticipated withdrawal of the total balance of the Promissory Notes in circulation, conditional upon the full placement of the Debentures.

07.01 – COMMENTS ON PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 288,968 in the quarter, a decrease of 11.5% (R$ 37,620) compared to the same quarter of the previous year, due mainly to results of equity in subsidiaries, as shown below:

	2nd quarter	2nd quarter
	2009	2008

CPFL Paulista	102,343	127,407
CPFL Piratininga	73,900	61,234
RGE	33,796	61,903
CPFL Santa Cruz	4,809	12,218
CPFL Leste Paulista	3,271	-
CPFL Jaguari	1,183	-
CPFL Sul Paulista	3,288	-
CPFL Mococa	1,883	-
CPFL Geração	95,307	74,794
CPFL Brasil	54,411	47,846
CPFL Atende	(653)	-
CPFL Planalto	1,627	-
CPFL Serviços	(7,665)	-
CPFL Jaguariuna	(61)	-
CPFL Jaguari Geração	2,018	-
Perácio	-	13,184

	369,457	398,586

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 06/30/2009	4 - 03/31/2009
1	Total assets	15,971,068	16,483,490
1.01	Current assets	3,776,194	4,106,926
1.01.01	Cash and cash equivalents	731,056	868,890
1.01.02	Credits	2,909,930	3,085,850
1.01.02.01	Accounts receivable	1,798,179	1,744,428
1.01.02.01.01	Consumers, concessionaires and licensees	1,875,099	1,815,709
1.01.02.01.02	(-) Allowance for doubtful accounts	(76,920)	(71,281)
1.01.02.02	Other credits	1,111,751	1,341,422
1.01.02.02.01	Financial investments	39,648	38,907
1.01.02.02.02	Recoverable taxes	211,850	176,369
1.01.02.02.03	Deferred taxes	210,164	213,378
1.01.02.02.04	Deferred tariff cost variations	502,560	761,990
1.01.02.02.05	Prepaid expenses	138,972	134,330
1.01.02.02.06	Derivatives	8,557	16,448
1.01.03	Materials and supplies	15,574	15,986
1.01.04	Other	119,634	136,200
1.02	Noncurrent assets	12,194,874	12,376,564
1.02.01	Long-term assets	2,552,517	2,864,495
1.02.01.01	Other credits	2,393,686	2,694,193
1.02.01.01.01	Consumers, concessionaires and licensees	227,702	261,587
1.02.01.01.02	Financial investments	96,744	102,416
1.02.01.01.03	Recoverable taxes	101,525	101,735
1.02.01.01.04	Deferred taxes	1,101,566	1,144,843
1.02.01.01.05	Deferred tariff cost variations	54,197	116,817
1.02.01.01.06	Prepaid expenses	89,953	75,688
1.02.01.01.07	Escrow deposits	628,890	613,299
1.02.01.01.08	Derivatives	93,109	277,808
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	158,831	170,302
1.02.02	Permanent assets	9,642,357	9,512,069
1.02.02.01	Investments	104,707	104,632
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Interest in subsidiaries	0	0
1.02.02.01.03	Other investments	117,535	117,460
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	6,942,840	6,774,499
1.02.02.03	Intangible assets	2,577,761	2,613,410
1.02.02.04	Deferred charges	17,049	19,528

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDRES’ EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 06/30/2009	4 - 03/31/2009
2	Total liabilities	15,971,068	16,483,490
2.01	Current liabilities	4,564,759	4,579,433
2.01.01	Loans and financing	1,114,793	663,086
2.01.01.01	Accrued interest on debts	48,989	25,752
2.01.01.02	Loans and financing	1,065,804	637,334
2.01.02	Debentures	581,199	879,619
2.01.02.01	Accrued interest on debentures	89,867	101,260
2.01.02.02	Debentures	491,332	778,359
2.01.03	Suppliers	981,939	998,205
2.01.04	Taxes and social contributions payable	439,021	432,256
2.01.05	Dividends and interest on equity	598,844	632,058
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	848,963	974,209
2.01.08.01	Employee pension plans	52,632	49,769
2.01.08.02	Regulatory charges	72,122	77,268
2.01.08.03	Accrued liabilities	58,526	50,152
2.01.08.04	Deferred tariff gains variations	92,995	189,767
2.01.08.05	Deferred tax debits	7,263	8,698
2.01.08.06	Derivatives	59,292	54,136
2.01.08.07	Other	506,133	544,419
2.02	Noncurrent liabilities	6,303,057	6,517,351
2.02.01	Long-Term liabilities	6,303,057	6,517,351
2.02.01.01	Loans and financing	3,559,201	3,786,351
2.02.01.01.01	Accrued Interest on debts	46,363	54,661
2.02.01.01.02	Loans and financing	3,512,838	3,731,690
2.02.01.02	Debentures	1,825,308	1,826,099
2.02.01.03	Reserves	118,445	110,111
2.02.01.03.01	Reserve for contingencies	118,445	110,111
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	800,103	794,790
2.02.01.06.01	Suppliers	63,982	74,646
2.02.01.06.02	Employee pension plans	465,978	479,360
2.02.01.06.03	Taxes and social contributions payable	2,396	2,595
2.02.01.06.04	Deferred tax debits	2,749	1,579
2.02.01.06.05	Deferred tariff gains variations	65,074	22,485
2.02.01.06.06	Derivatives	817	544
2.02.01.06.07	Other	199,107	213,581
2.03	Deferred revenue	0	0
2.04	Non-controlling shareholders’ interest	82,611	85,384

1 - Code	2 – Description	3 - 06/30/2009	4 - 03/31/2009
2.05	Shareholders’ equity	5,020,641	5,301,322
2.05.01	Capital	4,741,175	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	277,428	277,428
2.05.04.01	Legal reserves	277,428	277,428
2.05.04.02	Statutory reserves	0	0
2.05.04.03	Contingencies reserves	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustment of financial investments	0	0
2.05.05.02	Adjustment of cumulative translation	0	0
2.05.05.03	Adjustment of business combinations	0	0
2.05.06	Accumulated profit or loss	2,022	282,703
2.05.07	Advance for future capital increase	0	0

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.01	Operating revenues	3,926,774	7,514,529	3,438,913	7,120,796
3.02	Deductions from operating revenues	(1,269,482)	(2,465,541)	(1,128,729)	(2,326,248)
3.02.01	ICMS (State VAT)	(650,338)	(1,260,961)	(590,662)	(1,224,852)
3.02.02	PIS (Tax on Revenue)	(62,548)	(119,665)	(54,912)	(115,295)
3.02.03	COFINS (Tax on Revenue)	(288,099)	(551,196)	(253,163)	(530,632)
3.02.04	ISS (Tax on Service Revenue)	(874)	(1,776)	(669)	(1,395)
3.02.05	Global reversal reserve	(13,162)	(25,833)	(12,094)	(23,441)
3.02.06	Fuel consumption account - CCC	(118,540)	(248,705)	(93,039)	(183,727)
3.02.07	Energy development account - CDE	(110,806)	(209,585)	(102,521)	(201,197)
3.02.08	Research and Development and Energy Efficiency Programs	(25,122)	(47,827)	(21,663)	(45,699)
3.02.09	Emergency Capacity Charge (“ECE”) and Emergency Energy Purchase Charge (“EAEE”)	7	7	(6)	(10)
3.03	Net operating revenues	2,657,292	5,048,988	2,310,184	4,794,548
3.04	Cost of electric energy services	(1,889,007)	(3,560,703)	(1,508,912)	(3,255,498)
3.04.01	Electric energy purchased for resale	(1,338,344)	(2,549,690)	(1,095,505)	(2,446,044)
3.04.02	Electric energy network usage charges	(309,228)	(546,198)	(197,536)	(399,662)
3.04.03	Personnel	(87,196)	(163,091)	(85,027)	(151,850)
3.04.04	Employee pension plans	(921)	(1,840)	21,039	42,078
3.04.05	Material	(13,205)	(25,276)	(12,210)	(23,938)
3.04.06	Outsourced services	(40,674)	(74,300)	(39,164)	(76,647)
3.04.07	Depreciation and amortization	(88,166)	(175,518)	(80,457)	(168,786)
3.04.08	Other	(10,038)	(22,208)	(17,757)	(26,387)
3.04.09	Cost of services rendered to third parties	(1,235)	(2,582)	(2,295)	(4,262)
3.05	Gross operating income	768,285	1,488,285	801,272	1,539,050
3.06	Operating income (expense)	(313,227)	(579,509)	(304,885)	(609,979)

1 – Code	2 - Description	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.06.01	Sales and marketing	(68,115)	(115,807)	(58,294)	(114,563)
3.06.02	General and administrative	(89,898)	(187,838)	(86,628)	(183,282)
3.06.03	Financial income (expense)	(93,835)	(156,795)	(105,434)	(196,503)
3.06.03.01	Financial income	73,853	193,128	85,431	194,496
3.06.03.02	Financial expenses	(167,688)	(349,923)	(190,865)	(390,999)
3.06.03.02.01	Interest on shareholders’ equity	(409)	(409)	0	0
3.06.03.02.02	Other operating expenses	(167,279)	(349,514)	(190,865)	(390,999)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(61,379)	(119,069)	(54,529)	(115,631)
3.06.05.01	Amortization of intangible asset of concession	(46,724)	(93,449)	(48,007)	(96,013)
3.06.05.02	Other operating expense	(14,655)	(25,620)	(6,522)	(19,618)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Operating income	455,058	908,776	496,387	929,071
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Nonoperating income	0	0	0	0
3.08.02	Nonoperating expense	0	0	0	0
3.09	Income before taxes on income and minority interest	455,058	908,776	496,387	929,071
3.10	Income tax and social contribution	(117,980)	(254,320)	(139,824)	(366,242)
3.10.01	Social contribution	(31,000)	(67,831)	(37,212)	(97,954)
3.10.02	Income tax	(86,980)	(186,489)	(102,612)	(268,288)
3.11	Deferred income tax and social contribution	(45,820)	(78,409)	(26,730)	33,964
3.11.01	Social contribution	(11,885)	(20,229)	(6,976)	11,632
3.11.02	Income tax	(33,935)	(58,180)	(19,754)	22,332
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0

1 – Code	2 - Description	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.13	Reversal of interest on shareholders’ equity	409	409	0	0
3.14	Non-controlling shareholders’ interest	(2,699)	(4,785)	(3,245)	(4,873)
3.15	Net income	288,968	571,671	326,588	591,920
	SHARES OUTSTANDING EX- TREASURY STOCK (units)	479,910,938	479,910,938	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.60213	1.19120	0.68052	1.23340
	LOSS PER SHARE (Reais)

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method (in thousands of Brazilian reais – R$)

1 - Code	2 - Description	3 – 04/01/2009 to 06/30/2009	4 – 01/01/2009 to 06/30/2009	5 – 04/01/2008 to 06/30/2008	6 – 01/01/2008 to 06/30/2008
4.01	Net cash from operating activities	619,163	911,944	535,767	961,021
4.01.01	Cash generated from operations	745,062	1,499,014	781,115	1,469,589
4.01.01.01	Net income, including income tax and social contribution	452,768	904,400	493,142	924,198
4.01.01.02	Interest of non-controlling shareholders	2,699	4,785	3,245	4,873
4.01.01.03	Depreciation and amortization – other	143,736	286,754	140,366	284,921
4.01.01.04	Reserve for contingencies	6,471	6,671	(2,597)	(3,481)
4.01.01.05	Interest and monetary restatement	130,297	281,687	149,178	305,158
4.01.01.06	Gain / (loss) on pension plan	921	1,840	(21,039)	(42,078)
4.01.01.07	Losses on disposal of noncurrent assets	7,784	11,288	5,411	11,416
4.01.01.08	Deferred taxes - PIS and COFINS	386	1,589	6,037	(15,205)
4.01.01.09	Other	0	0	7,372	(213)
4.01.02	Variation on assets and liabilities	(125,899)	(587,070)	(245,348)	(508,568)
4.01.02.01	Consumers, Concessionaires and Licensees	(19,866)	(101,171)	150,960	106,527
4.01.02.02	Recoverable Taxes	1,173	(689)	17,512	29,207
4.01.02.03	Deferred Tariff Costs Variations	322,050	238,907	19,593	(39,784)
4.01.02.04	Escrow deposits	(5,913)	(4,501)	(13,276)	(21,957)
4.01.02.05	Other assets – Overcontracting	(26,327)	(19,699)	438	109,693
4.01.02.06	Other operating assets	25,565	10,080	(53,941)	13,817
4.01.02.07	Suppliers	(26,930)	(21,734)	(69,987)	(25,722)
4.01.02.08	Taxes and social contributions paid	(130,213)	(304,814)	(136,131)	(428,554)
4.01.02.09	Other taxes and social contributions	(9,671)	8,588	(37,171)	(40,975)
4.01.02.10	Deferred Tariff Costs Variations	(54,183)	(48,581)	13,128	57,309
4.01.02.11	Employee Pension Plans	(11,440)	(35,512)	(15,815)	(47,675)
4.01.02.12	Interest paid on debt	(126,565)	(260,094)	(109,371)	(283,700)
4.01.02.13	Regulatory Charges	(5,146)	(21,932)	(630)	3,488
4.01.02.14	Other liabilities – Overcontracting	(21,560)	(23,849)	(7,339)	55,011
4.01.02.15	Other operating liabilities	(36,873)	(2,069)	(3,318)	4,747

1 - Code	2 - Description	3 – 04/01/2009 to 06/30/2009	4 – 01/01/2009 to 06/30/2009	5 – 04/01/2008 to 06/30/2008	6 – 01/01/2008 to 06/30/2008
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(256,664)	(499,400)	(139,692)	(378,446)
4.02.01	Acquisition of Interest in subsidiaries	(133)	(133)	(36)	(36)
4.02.02	Acquisition of property, plant and equipment	(265,350)	(526,498)	(232,644)	(456,373)
4.02.03	Financial investments	30,948	41,939	71,901	49,203
4.02.04	Increase of special obligations	10,248	24,386	19,341	34,677
4.02.05	Acquisition of intangible assets – other	(21,263)	(32,772)	(19,888)	(31,518)
4.02.06	Sale of noncurrent assets	3,605	7,454	14,515	18,120
4.02.06	Other	(14,719)	(13,776)	7,119	7,481
4.03	Net cash in financing activities	(500,333)	(419,335)	(673,712)	(819,272)
4.03.01	Loans, financing and debentures obtained	667,864	904,330	532,582	1,525,705
4.03.02	Payments of Loans, financing and debentures , net of derivatives	(560,547)	(715,986)	(485,501)	(1,623,397)
4.03.03	Dividend and interest on shareholders’ equity paid	(607,650)	(607,679)	(720,793)	(721,580)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(137,834)	(6,791)	(277,637)	(236,697)
4.05.01	Cash and cash equivalents at beginning of period	868,890	737,847	1,147,248	1,106,308
4.05.02	Cash and cash equivalents at end of period	731,056	731,056	869,611	869,611

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM April 01, 2009 TO JUNE 30, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	282,703	0	5,301,322
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	282,703	0	5,301,322
5.04	Net income / Loss for the period	0	0	0	0	288,968	0	288,968
5.05	Distribution	0	0	0	0	(571,671)	0	(571,671)
5.05.01	Dividend	0	0	0	0	(571,671)	0	(571,671)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,022	0	2,022
5.13	Final balance	4,741,175	16	0	277,428	2,022	0	5,020,641

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO JUNE 30, 2009 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capita Reserves	5 - Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	277,428	0	0	5,018,619
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	277,428	0	0	5,018,619
5.04	Net income / Loss for the period	0	0	0	0	571,671	0	571,671
5.05	Distribution	0	0	0	0	(571,671)	0	(571,671)
5.05.01	Dividend	0	0	0	0	(571,671)	0	(571,671)
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	2,022	0	2,022
5.13	Final balance	4,741,175	16	0	277,428	2,022	0	5,020,641

12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

	Consolidated

Information	2nd	2nd		1st	1st
	quarter 09	quarter 08	Variation	Half 09	Half 08	Variation

GROSS REVENUE	3,926,774	3,438,913	14.2%	7,514,529	7,120,796	5.5%
Electricity sales to final consumers	3,365,225	2,969,581	13.3%	6,412,214	6,192,411	3.5%
Electricity sales to wholesaler	315,756	206,565	52.9%	594,635	422,096	40.9%
Other operating revenues	245,793	262,767	6.5%	507,680	506,289	0.3%
DEDUCTION FROM OPERATING REVENUE	(1,269,482)	(1,128,729)	12.5%	(2,465,541)	(2,326,248)	6.0%
NET OPERATING REVENUE	2,657,292	2,310,184	15.0%	5,048,988	4,794,548	5.3%
ENERGY COST	(1,647,572)	(1,293,041)	27.4%	(3,095,888)	(2,845,706)	8.8%
Electricity purchased for resale	(1,338,344)	(1,095,505)	22.2%	(2,549,690)	(2,446,044)	4.2%
Electricity network usage charges	(309,228)	(197,536)	56.5%	(546,198)	(399,662)	36.7%
OPERATING COST/EXPENSE	(460,827)	(415,322)	11.0%	(887,529)	(823,268)	7.8%
Personnel	(144,102)	(134,604)	7.1%	(268,299)	(254,074)	5.6%
Employee pension plan	(921)	21,039	104.4%	(1,840)	42,078	104.4%
Material	(17,501)	(15,224)	15.0%	(31,864)	(29,675)	7.4%
Outsourced Services	(91,875)	(86,744)	5.9%	(182,612)	(172,237)	6.0%
Depreciation and Amortization	(97,022)	(92,227)	5.2%	(193,316)	(188,759)	2.4%
Merged Goodwill Amortization	(46,725)	(48,007)	2.7%	(93,449)	(96,013)	2.7%
Other	(62,681)	(59,555)	5.2%	(116,149)	(124,588)	6.8%
INCOME FROM ELECTRIC UTILITY SERVICES	548,893	601,821	-8.8%	1,065,571	1,125,574	-5.3%
FINANCIAL INCOME (EXPENSE)	(93,835)	(105,434)	-11.0%	(156,795)	(196,503)	-20.2%
Income	73,853	85,431	13.6%	193,128	194,496	-0.7%
Expense	(167,279)	(190,865)	12.4%	(349,514)	(390,999)	10.6%
Interest on Shareholders' Equity	(409)	-	0.0%	(409)		0.0%
INCOME BEFORE TAX	455,058	496,387	-8.3%	908,776	929,071	-2.2%
Social Contribution	(42,885)	(44,188)	-2.9%	(88,060)	(86,322)	2.0%
Income Tax	(122,366)	(120,915)	-1.2%	(244,669)	(245,956)	0.5%
INCOME BEFORE INTERESTS	291,258	329,833	-11.7%	576,047	596,793	-3.5%
Minority interest	(2,699)	(3,245)	-16.8%	(4,785)	(4,873)	1.8%
Reversal of Interest on Shareholders' Equity	409		0.0%	409		0.0%
NET INCOME FOR THE PERIOD	288,968	326,588	-11.5%	571,671	591,920	-3.4%

EBITDA	690,862	717,771	-3.7%	1,349,391	1,363,395	-1.0%

Net Income for the Period and EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	288,968	326,588		571,671	591,920

Employee Pension Plan	921	(21,039)		1,840	(42,078)
Depreciation and Amortization	143,747	140,234		286,765	284,772
Financial Income (Expense)	93,835	105,434		156,795	196,503
Social Contribution	42,885	44,188		88,060	86,322
Income Tax	120,915	122,366		244,669	245,956
Reversal of Interest on Net Equity	(409)	-		(409)	-

EBITDA	690,862	717,771		1,349,391	1,363,395

(*)information not reviewed by the independent accountants

Gross Operating Revenue

The Gross Operating Revenue in the second quarter of 2009 was R$ 3,926,774, an increase of 14.2% (R$ 487,861) on the revenue obtained in the same period of the previous year.

The main factors that contributed to this change were:

a) Increase of 9.6% (R$ 293,834) in billed energy supply, justified by the increase of 11.0% in the average tariffs applied, mainly as a result of the distributors tariff review combined with the sales mix, and the reduction in the quantity of energy billed (1.2%);

b) Positive effect of R$ 77,273 in the unbilled supply, mainly affected by the CPFL Paulista tariff adjustment;

c) Increase of 52.9% (R$ 109,191) in energy supplied, mainly due to the increase of 53.6% in the amount sold, largely as a result of the good performance of the commercialization segment.

► Quantity of Energy Sold

A decrease of 1.2% was recorded in the quantity of energy billed to final consumers in the second quarter of 2009. The residential and commercial categories, which account for 47.6% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 5.4% and 6.1% respectively, compared with the same quarter of the previous year, influenced by the higher temperatures recorded in the period, compared to those of the same period of the previous year. In addition, these categories benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years, which has resulted in increased purchases of household electrical goods and dynamic retail trade.

The amount sold to the industrial category, which accounts for 36.2% of the energy billed, fell by 10.5%, due mainly to the impact of the international crisis on the industry in our concession area.

As regards the quantity of energy sold and transported in the concession areas of CPFL Energia, which impacts both the billed energy and the TUSD charge, there was a 1.8% reduction in comparison with the same period of the previous year.

In contrast, total energy sold, considering energy supplied to final consumers and supplies to concessionaires, licensees and authorized entities (bilateral contracts), saw a growth of 4.4% compared with the same quarter of the previous year. In terms of short-term sales (CCCEE), the increase was 9.7% .

► Tariffs

In the second quarter of 2009, the energy supply tariffs applied increased by an average of 11.0%, mainly due to the impacts of the POSITIVE tariff adjustments of the subsidiaries:
• CPFL Paulista and RGE: 21.56% and 3.43% respectively, both as from April 2009;
• CPFL Santa Cruz: 11.85%, CPFL Jaguari: 9.40%, CPFL Mococa: 5.59%, CPFL Leste Paulista: 10.61% and CPFL Sul Paulista: 10.23%, as from February 3, 2009;
• CPFL Piratininga: 15.03% as from October 2008.

Deductions from Operating Revenue

Deductions from Operating Income in the second quarter of 2009 amounted to R$ 1,269,482, an increase of 12.5% (R$ 140,753) in relation to the same quarter of 2008, as a result of:
a) Increase of PIS, COFINS and ICMS, amounting R$ 102,248, mainly due to an increase in the supply billed;
b) Increase of R$ 25,501 (27.4%) in the CCC sector charges.

Cost of Electric Energy

Cost of Electric Energy in the quarter totaled R$ 1,647,572, an increase of 27.4% (R$ 354,531) in relation to the same period of the previous year. The variation is explained by:

• the increase of 22.2% (R$ 242,839) in the electricity purchased for resale, mainly due to an increase of 16.8% (1,954 GWh) in the quantity of energy purchased and the effects of the price increases of the electricity purchase contracts. This significant increase in the quantity of energy is due to:

○ the increase in sales to other concessionaires, licensees and authorized entities (bilateral contracts) (625 GWh – 5.4%);

○ acquisitions at auctions (678 GWh – 5.8%), during this quarter, to form the annual basic coverage requirement for energy sales from the distributors, without negative impacts on the distributors’ operations;

○ additional energy acquisitions by CERAN, ENERCAN and BAESA in the MRE (Energy Reallocation Mechanism), as a result of the smaller volume generated on account of the low water levels in the reservoirs. Although these energy acquisitions are representative in terms of quantity of energy (531 GWh – 4.6%), in financial terms, as they were obtained at marginal operating cost, they generated an additional cost in the quarter of just R$ 2,787.

• Increase of 56.5% (R$ 111,692) in the charges for use of the transmission and distribution system, mainly due to the effects of the deferrals and amortizations of regulatory assets and liabilities relating primarily to the costs of bringing the thermoelectric power plants into operation in the previous year.

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 460,827, an increase of 11.0% (R$ 45,505) compared to the same period of the previous year, mainly due to:

► Manageable Operating Expenses

Comprising costs for Personnel, Private Pension Plan, Material, Third-party Services and Others, these expenses totaled R$ 317,080 in the quarter, an increase of 15.3% (R$ 41,992), mainly as a result of:

• an increase of 7.1% (R$ 9,498) in Personnel, due mainly to the 2008 Collective Bargaining Agreement;

• reversal of the R$ 21,039 related to Private Pension Fund income in the second quarter of 2008 for an expense in this quarter of R$ 921, mostly a reflection of the expected nominal return on the assets of the plan, founded on an Actuarial Report;

• increase of 5.9% (R$ 5,131) in Outsourced Services;

• an increase of 5.2% (R$ 3,126) in Other Expenses, due mainly to the gain of R$ 5,563 obtained in the 2nd quarter of 2008 on the disposal of property, partially offset by the reduction in the Provision for Doubtful Accounts (R$ 3,172) due to efforts made to recover overdue credits.

Financial Income (Expense)

Net Financial Income (Expense) in the quarter was an expense of R$ 93,835, compared with R$ 105,434 in the same period of 2008, a decrease of 11.0% (R$ 11,599):

Financial income fell R$ 11,578, mainly due to a decrease of R$ 13,536 in income from short-term financial investments due to the decrease in cash equivalents.

Financial expenses decreased R$ 23,586 mainly due to:

a) a reduction of R$ 36,360 in monetary and exchange restatement expenses, mainly relating to the decrease of the debt index in the period (General Price Index - IGP-M, USD and CDI);

b) an increase of R$ 13,445 in other financial expenses, mainly resulting from the ANEEL DEC/FEC fine and the monetary restatement thereof in the subsidiary RGE.

Social Contribution and Income Tax

Taxes on income in the second quarter of 2009 totaled R$ 163,800, a decrease of 1.7% (R$ 2,754) in relation to the same quarter of 2008, mainly as a result of the reduction in pre-tax income, as well as the effects of non-constitution of tax credits on tax losses, verified in some subsidiaries and the constitution of less tax credits in the Company in the quarter, due to smaller tax losses verified in the first quarter.

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 288,968, or 11.5% (R$ 37,620) higher than in the same period of 2008.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the second quarter of 2009 was R$ 690,862, 3.7% (R$ 26,909) lower than the EBITDA for the same period of 2008.

13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)
01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	35.15
COMMERCIAL, INDUSTRIAL AND OTHER		72,650,091			72,650,091

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	30.83
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790			205,487,715,790

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	PRIVATE SUBSIDIARY	100.00	2.68
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565			2,998,565

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	10.35
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896			53,031,258,896

05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	28.86
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,578			807,168,578

14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/03/2012

19.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the six month-period ended June 30, 2009, as well as the three years ended December 31, 2008, 2007 and 2006.

	In millions of R$

		Year Ended December 31,

	Six Months	2008	2007	2006

Distribution
CPFL Paulista	141	279	291	245
CPFL Piratininga	54	123	144	131
RGE	87	226	221	151
CPFL Santa Cruz	10	18	11	-
Other	12	19	9	-

Total distribution	304	665	676	527
Generation	238	502	445	266
Commercialization	17	8	9	4
Other	-	3	2	-

Total	559	1,178	1,132	797

We plan to invest approximately R$ 1,235 million in 2009 and approximately R$ 1,227 million in 2010. Of the total budgeted capital expenditure over this period, R$ 1,750 million is for distribution and R$ 712 million is for generation.

20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Shareholders of CPFL Energia S/A holding more than 5% of the shares with voting rights, as of June 30, 2009:

	Common	Interest - %
Shareholders	Shares

VBC Energia S.A.	122,948,720	25.62
521 Participações S.A.	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44
Board of directors	3,112	0.00
Executive officers	30,802	0.01
Other shareholders	106,454,327	22.18

Total	479,910,938	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of June 30, 2009, and 2008:

	June 30, 2009		June 30, 2008

	Common		Common
Shareholders	Shares	%	Shares	%

Controlling shareholders	333,314,879	69.45	347,114,888	72.33
Administrator
Executive officers	30,802	0.01	31,102	0.01
Board of directors	3,112	0.00	3,112	0.00
Other shareholders – Free float	146,562,145	30.54	132,761,836	27.66

Total	479,910,938	100.00	479,910,938	100.00

Shareholders of VBC Energia S/A holding more than 5% of common shares (with voting rights), up to the individuals level, as of June 30, 2009.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a) Atila Holdings S.A.	1,815,927	50.00	70,530	50.00	1,886,457	50.00
(b) Camargo Corrêa Energia S.A.	1,100,652	30.31	47,018	33.33	1,147,670	30.42
(c) Camargo Corrêa S.A.	550,323	15.15	23,512	16.67	573,835	15.21
Other Shareholders	164,952	4.54	-	-	164,952	4.37
Total	3,631,854	100.00%	141,060	100.00	3,772,914	100.00

(a) Átila Holdings S/A

Shareholders	Common Shares	%
(d) Construções e Comércio Camargo Corrêa S.A.	721,645,262	100.00
Total	721,645,262	100.00

(b) Camargo Corrêa Energia S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e) Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,853	100.00	1,037,713	100.00
Other Shareholders	-	-	7	-	7	-
Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c) Camargo Corrêa S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f) Participações Morro Vermelho S.A.	48,940	99.99	93,099	100.00	142,039	100.00
Other Shareholders	6	0.01	1	-	7	-
Total	48,946	100.00	93,100	100.00	142,046	100.00

(d) Construções e Comércio Camargo Corrêa S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c) Camargo Corrêa S.A.	290,108	100.00	87,771	99.99	377,879	100.00
Other Shareholders	5	-	9	0.01	14	-
Total	290,113	100.00	87,780	100.00	377,893	100.00

(e) Camargo Corrêa Investimento em Infra-Estrutura S.A.

Shareholders	Common Shares	%
(c) Camargo Corrêa S.A.	685,162,735	100.00
Other Shareholders	7	0.00
Total	685,162,742	100.00

(f) Participações Morro Vermelho S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g) RCABON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(h) RCNON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(i) RCPODON Empreendimentos e Participações S.A	749,998	33.34	-	-	749,998	11.12
(j) RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k) RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l) RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m) RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09
Other Shareholders	6	-	-	-	6	-
Total	2,250,000	100.00	4,500,000	100.00	6,750,000	100.00

(g) RCABON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Rosana Camargo Arruda Botelho	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	749,850	100.00	150	100.00	750,000	100.00

(h) RCNON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Renata Camargo Nascimento	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	749,850	100.00	150	100.00	750,000	100.00

(i) RCPODON Empreendimentos e Participações S.A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Regina Camargo Pires Oliveira Dias	749,850	100.00	-		749,850	99.98
Other Shareholders	-	-	150	100.00	150	0.02
Total	749,850	100.00	150	100.00	750,000	100.00

(j) RCABPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,499,890	99.99
Other Shareholders	110	0.01
Total	1,500,000	100.00

(k) RCNPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Renata Camargo Nascimento	1,499,890	99.99
Other Shareholders	110	0.01
Total	1,500,000	100.00

(l) RCPODPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Regina Camargo Pires Oliveira Dias	1,499,850	99.99
Other Shareholders	150	0.01
Total	1,500,000	100.00

(m) RRRPN Empreendimentos e Participações S.A

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	1,980	33.33
Renata Camargo Nascimento	1,980	33.33
Regina Camargo Pires Oliveira Dias	1,980	33.34
Total	5,940	100.00

Shareholder’s composition of 521 Participações S.A. holding more than 5% of common shares (voting right), up to the individuals level, as of June 30, 2009.

Shareholders	Common Shares	%
(a) Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	2,404,994	100.00
Other Shareholders	6	-
Total	2,405,000	100.00

(a) Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

Shareholders	Quotes	%
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,542	100.00
Total		100.00

Shareholders of Bonaire Participações S.A. holding more than 5% of common shares (with voting rights), up to the individuals level, as of June 30, 2009.

Shareholders	Common Shares	%
(a) Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
Other Shareholders	6	-
Total	66,728,878	100.00

(a) Energia São Paulo Fundo de Investimento em Participações

Shareholders	Quotes	%
(b) Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353,528,507	44.39
Fundação Petrobrás de Seguridade Social - Petros	181,405,069	22.78
Fundação Sabesp de Seguridade Social – Sabesprev	4,823,881	0.61
Fundação Sistel de Seguridade Social	256,722,311	32.22
Total	796.479.768	100.00

(b) Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114

Shareholders	Common Shares	%
Fundação CESP	353,528,507	100.00

Shareholders of BNDES Participações S.A. holding more than 5% of common shares (with voting rights), up to the individuals level, as of June 30, 2009.

Shareholders	Common Shares	%
Banco Nacional de Desenv. Econômico e Social ( * )	1	100.00
Total	1	100.00

( * ) State agency – Brazilian Federal.

The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

1 - Basis for Calculation	6 month-period ended June 2009 Value (R$ thousand)			6 month-period ended June 2008 Value (R$ thousand)

Net Revenues (NR)			5,048,988			4,794,548

Operating Result (OR)			908,776			929,071

Gross Payroll (GP)			241,752			221,901

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR

Food	18,870	7.81%	0.37%	16,353	7.37%	0.34%

Mandatory payroll taxes	61,975	25.64%	1.23%	58,198	26.23%	1.21%

Private pension plan	12,132	5.02%	0.24%	13,009	5.86%	0.27%

Health	13,309	5.51%	0.26%	15,628	7.04%	0.33%

Occupational safety and health	916	0.38%	0.02%	980	0.44%	0.02%

Education	930	0.38%	0.02%	1,033	0.47%	0.02%

Culture	0	0.00%	0.00%	0	0.00%	0.00%

Trainning and professional development	1,648	0.68%	0.03%	3,025	1.36%	0.06%

Day-care / allowance	548	0.23%	0.01%	429	0.19%	0.01%

Profit / income sharing	21,560	8.92%	0.43%	19,337	8.71%	0.40%

Others	1,939	0.80%	0.04%	2,212	1.00%	0.05%

Total - internal social indicators	133,829	55.36%	2.65%	130,204	58.68%	2.72%

3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR

Education	1,314	0.14%	0.03%	0	0.00%	0.00%

Culture	2,039	0.22%	0.04%	2,259	0.24%	0.05%

Health and sanitation	282	0.03%	0.01%	50	0.01%	0.00%

Sport	115	0.01%	0.00%	0	0.00%	0.00%

War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%

Others	482	0.05%	0.01%	826	0.09%	0.02%

Total contributions to society	4,232	0.47%	0.08%	3,135	0.34%	0.07%

Taxes (excluding payroll taxes)	2,423,758	266.71%	48.00%	2,263,244	243.60%	47.20%

Total - external social indicators	2,427,990	267.17%	48.09%	2,266,379	243.94%	47.27%

4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR

Investments relalated to company production / operation	42,043	4.63%	0.83%	57,577	6.20%	1.20%

Investments in external programs and/or projects	26,017	2.86%	0.52%	9,672	1.04%	0.20%

Total environmental investments	68,060	7.49%	1.35%	67,249	7.24%	1.40%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%		( ) do not have targets ( ) fulfill from 0 to 50%	( ) fulfill from 51 to 75% (X) fulfill from 76 to 100%

5 - Staff Indicators	6 month-period 2009			6 month-period 2008

Nº of employees at the end of period		7,240			7,156

Nº of employees hired during the period		453			507

Nº of outsourced employees		7,203			6,337

Nº of interns		214			230

Nº of employees above 45 years age		2,007			2,057

Nº of women working at the company		1,315			1,218

% of management position occupied by women		9.54%			10.31%

Nº of Afro-Brazilian employees working at the company		701			652

% of management position occupied by Afro-Brazilian
employees		1.69%			1.03%

Nº of employees with disabilities		296			294

6 - Relevant information regarding the exercise of corporate	6 month-period 2009			6 month-period 2008
citizenship

Ratio of the highest to the lowest compensation at company		56			56

Total number of work-related accidents		8			11

Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors	( ) all	( ) directors	(X) directors	( ) all
		and managers	employees		and managers	employees

Health and safety standards at the workplace were decided upon by:	( ) directors	( ) all	(X) all + Cipa	( ) directors	( ) all	(X) all + Cipa
	and managers	employees		and managers	employees

Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not	( ) follows the	(X) motivates	( ) does not	( ) follows the	(X) motivates
	get involved	OIT rules	and follows OIT	get involved	OIT rules	and follows OIT

The private pension plan contemplates:	( ) directors	( ) directors	(X) all	( ) directors	( ) directors	(X) all
		and managers	employees		and managers	employees

The profit / income sharing contemplates:	( ) directors	( ) directors	(X) all	( ) directors	( ) directors	(X) all
		and managers	employees		and managers	employees

In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not	(x) are	( ) are	( ) are not	(x) are	( ) are
	considered	suggested	required	considered	suggested	required

Regarding the participation of employees in voluntary work programs, the company:	( ) does not	( ) supports	(X) organizes	( ) does not	( ) supports	(X) organizes
	get involved		and motivates	get involved		and motivates

Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	347,965	747	906	374.650	371	725

% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	54.54%	100%	100%	48.54%

Total value-added to distribute (R$ 000):	Six-month-period 2009: 3,713,767			Six-month-period 2008: 3,620,555

	68% government	7% employees		67% government	6% employees
	15% shareholders	10% third parties		16% shareholders	11% third parties
Value-Added Distribution (VAD):	% retained			% retained

7 - Other Information

Consolidated informations
6 - Significant information on the exercising of corporate citizenship
The Company performed adjustments in Value-Added Distribution (VAD) in 2008 in order to attend the Law 11,638/07 (Revenue related to the Construction of Own assets). In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.

Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not examined by the independent auditors

CPFL Energia S/A

Added Value Statements

For the quarters and six-month periods ended June 30, 2009 and 2008

	Parent Company				Consolidated

	2009		2008		2009		2008

	2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half	2nd quarter	1st half

1 - Revenues	83	112	3,280	3,280	4,193,329	7,990,413	3,624,272	7,499,399

1.1 - Operating revenues	-	-	-	-	3,926,774	7,514,527	3,438,913	7,120,796
1.2 - Revenues related to the construction of own assets	83	112	3,280	3,280	278,512	484,831	200,600	401,298
1.3 - Allowance for doubtful accounts	-	-	-	-	(11,921)	(8,812)	(15,093)	(22,185)
1.4 - Provision for losses on the realization of regulatory assets	-	-	-	-	(36)	(133)	(148)	(510)

2 - (-) Inputs	(4,588)	(7,722)	(8,139)	(12,883)	(2,232,881)	(4,180,711)	(1,763,533)	(3,788,332)

2.1 - Electricity Purchased for Resale	-	-	-	-	(1,809,531)	(3,404,044)	(1,422,633)	(3,110,748)
2.2 - Material	(4)	(12)	(14)	(23)	(140,278)	(236,045)	(105,058)	(226,382)
2.3 - Outsourced Services	(1,981)	(3,822)	(6,654)	(9,588)	(207,680)	(390,562)	(164,447)	(303,390)
2.4 - Other	(2,603)	(3,888)	(1,471)	(3,272)	(74,286)	(147,767)	(69,298)	(143,912)
2.5 - Cost of Service Rendered	-	-	-	-	(1,106)	(2,293)	(2,097)	(3,900)

3 - Gross Added Value (1 + 2)	(4,505)	(7,610)	(4,859)	(9,603)	1,960,448	3,809,702	1,860,739	3,711,067

4 - Retentions	(37,216)	(74,433)	(32,328)	(64,654)	(149,777)	(298,572)	(145,119)	(294,790)

4.1 - Depreciation and Amortization	(30)	(59)	(25)	(50)	(103,053)	(205,123)	(97,112)	(198,777)
4.2 - Intangible assets (goodwill) amortization	(37,186)	(74,374)	(32,303)	(64,604)	(46,724)	(93,449)	(48,007)	(96,013)

5 - Net Added Value Generated (3 + 4)	(41,721)	(82,043)	(37,187)	(74,257)	1,810,671	3,511,130	1,715,620	3,416,277

6 - Added Value Received in Transfer	378,512	717,886	410,827	737,789	85,135	207,422	96,874	209,151

6.1 - Financial Income	9,055	17,285	12,241	24,328	85,135	207,422	96,874	209,151
6.2 - Equity in Subsidiaries	369,457	700,601	398,586	713,461	-	-	-	-
6.3 - Non-Controlling Shareholder's Equity	-	-	-	-	(2,699)	(4,785)	(3,245)	(4,873)

7 - Added Value to be Distributed (5 + 6)	336,791	635,843	373,640	663,532	1,895,806	3,718,552	1,812,494	3,625,428

8 - Distribution of Added Value
8.1 - Personnel and Charges	404	951	682	1,108	141,673	262,961	111,063	210,339
8.1.1 - Direct Remuneration	389	852	624	1,003	90,619	177,047	82,907	167,471
8.1.2 - Benefits	12	28	28	43	44,336	70,695	21,205	27,429
8.1.3 - Government severance indemnity fund for employees - F.G.T.S.	3	71	30	62	6,718	15,219	6,951	15,439
8.2 - Taxes, Fees and Contributions	33,486	33,421	27,877	29,228	1,281,123	2,501,976	1,174,975	2,403,253
8.2.1 - Federal	33,486	33,421	27,877	29,228	629,359	1,233,608	582,696	1,171,010
8.2.2 - State	-	-	-	-	650,593	1,262,495	590,258	1,225,839
8.2.3 - Municipal	-	-	-	-	1,171	5,873	2,021	6,404
8.3 - Interest and Rentals	13,933	29,800	18,493	41,276	181,343	377,159	196,623	415,043
8.3.1 - Interest	13,903	29,731	18,504	41,276	177,832	370,566	193,285	408,502
8.3.2 - Rental	30	69	(11)	-	3,511	6,593	3,338	6,541
8.3.3 - Other	-	-	-	-	-	-	-	-
8.4 - Interest on capital	288,968	571,671	326,588	591,920	288,968	571,671	326,588	591,920
8.4.1 - Dividends	286,946	571,671	326,588	591,920	286,946	571,671	326,588	591,920
8.4.3 - Retained profits	2,022	-	-	-	2,022	-	-	-

	336,791	635,843	373,640	663,532	1,893,107	3,713,767	1,809,249	3,620,555

21.01 – REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors’ review report

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1       We have reviewed the accompanying quarterly financial information individual and consolidated of CPFL Energia S.A. (“the Company”) as of June 30, 2009, comprising the balance sheet, and the statements of income, cash flows and added value, the performance reports and relevant information, prepared under the responsibility of the Company’s Management.

2       The quarterly financial information of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. as of June 30, 2009 was reviewed by other independent auditors, who issued a non qualified special review report on July 21, 2009. CPFL Energia S.A. values its indirect interest in BAESA - Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of June 30, 2009, the balance of this investment is R$ 147,166 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 6,073 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 363,709 thousand as of June 30, 2009. Our report, in relation to the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of BAESA - Energética Barra Grande S.A.

3       The quarterly financial information of the jointly-owned indirect subsidiary Campos Novos Energia S.A. as of June 30, 2009 was reviewed by other independent auditors, who issued on July 21, 2009 a qualified special review report as follow: As mentioned Note 2.2. (f), the Company uses the depreciation rates established in the DNAEE Administrative Rule 815/1994 for depreciation of the concession assets; however, Concession Agreement 043/2000, dated May 29, 2000, establishes that if there has not been an extension of the concession at the end of the term of the Agreement that all assets and facilities related to the Hydroelectrical Use and to the Related Transmission System will be incorporated into the Union’s equity, without meaning that the Company will be entitled to receive any indemnification for the aforementioned assets and facilities, exception made in those cases in which the investments were made subsequently to the operations start up of the last machine and which have not yet been amortized, provided that these are authorized by the Brazilian Electricity Regulatory Agency (ANEEL). Therefore, in compliance with the accounting practices adopted in Brazil, the assets comprising the basic project would have to be amortized over the term of the Concession Agreement. Thus, the shareholders’ equity as of June 30, 2009, is presented herein above the expected figure in R$31,866 thousand (R$26,303 thousand of which refer to prior years) and the profit for the semester then ended is presented herein above the expected figure in R$5,563 thousand, net of tax effects. The proportional effect of the CPFL Energia S.A. indirect interest in the shareholders’ equity, income for prior years and profit for the quarter, is R$ 15,526 thousand, R$ 14,171 thousand and R$ 1,355 thousand, respectively. CPFL Energia S.A. values its indirect interest in Campos Novos Energia S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of June 30, 2009, the balance of this investment is R$ 313,542 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 24,285 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 740,987 thousand as of June 30, 2009. Our report, in relation to the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of Campos Novos Energia S.A.

4       Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

5       Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information.

6       As mentioned in Note 3 - item (b2) to the quarterly financial information, as result of the second periodical tariff review established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage to be applied to the tariffs of its direct subsidiary Companhia Piratininga de Força e Luz. The possible effects resulting from this final review, if any, will be recorded in the Company’s equity and financial position in subsequent periods.

7       As mentioned in Note 2.1, as a result of the changes in accounting practices adopted in Brazil during 2008, the quarterly financial information related to the three months period ended as of June 30, 2008, presented for comparison purposes, were restated and are being presented as established in NPC 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

July 24, 2009

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2009, filed with the CVM (Brazilian Securities Commission).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of June 30, 2009, filed with the CVM (Brazilian Securities Commission).

22.01 – STATEMENT INCOME OF SUBSIDIARY (in thousands of Brazilian reais – R$)

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S/A

1 – Code	2 – Description	3 - 04/01/2009 to 06/30/2009	4 - 01/01/2009 to 06/30/2009	5 - 04/01/2008 to 06/30/2008	6 - 01/01/2008 to 06/30/2008
3.01	Operating revenues	512,434	922,595	467,723	902,703
3.02	Deductions from operating revenues	(70,183)	(130,888)	(70,576)	(139,472)
3.02.01	ICMS	(24,021)	(47,897)	(28,494)	(58,385)
3.02.02	PIS	(8,133)	(14,598)	(7,444)	(14,326)
3.02.03	COFINS	(37,457)	(67,239)	(34,290)	(65,982)
3.02.04	ISS	(572)	(1,154)	(348)	(779)
3.03	Net operating revenues	442,251	791,707	397,147	763,231
3.04	Cost of sales and/or services	(357,569)	(639,201)	(321,993)	(643,070)
3.04.01	Electric energy purchased for resale	(351,107)	(626,023)	(314,280)	(625,733)
3.04.02	Electric energy network usage charges	(4)	422	(398)	(430)
3.04.03	Material	(184)	(386)	(648)	(1,387)
3.04.04	Outsourced services	(6,274)	(13,214)	(6,667)	(15,520)
3.05	Gross operating income	84,682	152,506	75,154	120,161
3.06	Operating expenses/income	(5,460)	(6,243)	(5,380)	(15,826)
3.06.01	Sales and Marketing	(6,608)	(12,439)	(5,203)	(10,326)
3.06.02	General and administrative	(291)	(1,043)	(175)	(3,759)
3.06.03	Financial	1,439	7,239	1	(1,735)
3.06.03.01	Financial income	2,582	6,940	3,440	7,574
3.06.03.02	Financial expenses	(1,143)	299	(3,439)	(9,309)
3.06.04	Other operating income	-	-	-	-
3.06.05	Other operating expense	-	-	(3)	(6)
3.06.05.01	Amortization of intangible assets	-	-	(3)	(6)
3.06.06	Equity in subsidiaries	-	-	-	-
3.07	Income from operations	79,222	146,263	69,774	104,335

22.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$) Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S/A

1 – Code	2 – Description	3 - 01/01/2009 to 03/31/2009	4 - 01/01/2009 to 03/31/2009	5 - 01/01/2008 to 03/31/2008	6 - 01/01/2008 to 03/31/2008
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	79,222	146,263	69,774	104,335
3.10	Income tax and social contribution	(24,631)	(43,650)	(22,918)	(54,854)
3.10.01	Social contribution	(6,588)	(11,688)	(6,126)	(14,643)
3.10.02	Income tax	(18,043)	(31,962)	(16,792)	(40,211)
3.11	Deferred income tax and social contribution	(180)	(1,670)	991	23,423
3.11.01	Social contribution	(47)	(442)	262	6,183
3.11.02	Income tax	(133)	(1,228)	729	17,240
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	54,411	100,943	47,847	72,904
	SHARES OUTSTANDING EX- TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE (Reais)	18.14568	33.66377	15.95663	24.31296
	LOSS PER SHARE (Reais)

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Gross Revenue

Gross Revenue for the second quarter of 2009, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul, was R$ 512,434, an increase of R$ 44,711 (9.6%) in relation to the same quarter of 2008. This increase is related to the 5.6% increase in the volume of energy sales that represented an additional income of R$ 41,429 in the period, as well as to the increase in income from services in the order of R$ 3,282.

Net Income and EBITDA

Net income of R$ 54,411 was recorded in the second quarter of 2009, an increase of R$ 6,564 (13.7%), compared with the same quarter of 2008. This increase was due mainly to the increase of R$ 8,105 in EBITDA for the period.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the second quarter of 2009 was R$ 78,258, 11.6% higher than the R$ 70,153 recorded in the same quarter of 2008 (information not reviewed by the Independent Auditors).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2009, filed with the CVM (Brazilian Securities Commission).

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of June 30, 2009, filed with the CVM (Brazilian Securities Commission).

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	7
04	01	STATEMENTS OF CASH FLOW	9
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM APRIL 01, 2009 TO JUNE 30, 2009	11
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO JUNE 30, 2009	13
06	01	NOTES TO THE INTERIM FINANCE STATEMENTS	14
07	01	COMMENTS ON PERFORMANCE IN THE QUARTER	58
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	59
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	60
09	01	CONSOLIDATED INCOME STATEMENT	62
10	01	CONSOLIDATED STATEMENTS OF CASH FLOW	65
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM APRIL 01, 2009 TO JUNE 30, 2009	67
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2009 TO JUNE 30, 2009	68
12	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	69
13	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	73
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES	74
19	01	INVESTMENTS	75
20	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	76
21	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	84
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	86
		COMPANHIA PAULISTA DE FORÇA E LUZ – CPFL
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	87
		CPFL GERAÇÃO DE ENERGIA S.A.

Group	Table	Description	Page
22	01	INCOME STATEMENT OF SUBSIDIARIES	88
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	89
		CPFL COMERCIALIZAÇÃO BRASIL S.A.
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	90
		COMPANHIA PIRATININGA DE FORÇA E LUZ
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	91
		RIO GRANDE ENERGIA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.